Exhibit 99.1

HYDROGENICS
Advanced Hydrogen Solutions

WE'RE READY

2009 Annual Report

Table of Contents

President’s Message	1
Management’s Responsibility for Financial Reporting	5
MANAGEMENT’S DISCUSSION AND ANALYSIS	6
Our Business	8
Growth Strategy	11
Operating Results	14
Financial Condition	20
Summary of Quarterly Results	21
Liquidity and Capital Resources	22
Critical Accounting Estimates	28
Recent Accounting Pronouncements	30
Outlook	38
Related Party Transactions	40
Disclosure Controls	40
Internal Controls over Financial Reporting	41
Enterprise Risk Management	41
Reconciliation and Definition of Non-GAAP Measures	42
Risk Factors	44
Forward-looking Statements	63
CONSOLIDATED FINANCIAL STATEMENTS	65
Management’s Report on Internal Control over Financial Reporting	65
Independent Auditor’s Report	66
Comments by Independent Auditors on Canada – US Reporting Difference	68
Consolidated Financial Statements	69
Notes to Consolidated Financial Statements	73
Board of Directors	101
Shareholders Information	101

President’s Message to Shareholders

This past year has been a difficult one, both for our industry and for Hydrogenics itself.  In times such as these we find it appropriate to focus on those things that we can control — that is, our costs, our selling effort, our products and our creativity in generating new solutions.  In this letter we would like to tell you about our progress in some critical areas and discuss the outlook for our business.  We will also discuss our results: despite more than a 50% drop in revenue last year, our team was actually able to maintain our gross margin percentage and reduce the company’s net loss by 35%.  This reflects good management, effective teamwork and commitment from our entire organization.

For the sake of getting to the point and being clear, in this note we will use Peter Drucker’s “five most important questions” to structure what follows:

What is our mission?

Hydrogenics’ mission is to provide safe, sustainable, emission-free energy as a leading global provider of clean energy solutions based on hydrogen.  In recent years the wind has been at our back in the pursuit of this mission.  Support for clean alternative energy is at an all time high, and the willingness to try alternatives is opening new doors for us.  Indeed, hydrogen is unique as an energy carrier when compared with other energy technologies; only water and electricity are required to make hydrogen and, conversely, only power, water vapor, and heat are generated by our fuel cells.  With such attractive characteristics, it begs the question — what is stopping us?  Like many new technology stories, we have been challenged by higher initial acquisition costs relative to incumbent approaches.  This has slowed support for larger volume deployments.  However, the overall relative advantages of our technology, plus concerns about fossil fuel price volatility, energy security and the environment, have given rise to more pilot projects.  Within this context we have redoubled our efforts in cost reduction to produce a compelling cost structure for utility scale applications.

Our vision is to lead - and grow - the emerging field of hydrogen energy applications.  Our progress with renewable energy storage is a fulfillment of this vision.  We have now supplied 12 projects where fluctuating supplies of renewable energy are converted into 100% dispatchable renewable power using hydrogen as a means of energy storage.  These projects have typically been less than 500kW in size.  We are now setting our sights on larger scale markets in conjunction with major utility partners.  Our recently announced partnership with Rosetti Marino will enable us to place multi-gigawatt-hour energy storage virtually anywhere.  No other battery technology can match this level of storage capability; in fact, the often cited pumped hydro and compressed air storage approaches do not have the versatility of a hydrogen solution.

Who are our customers?

From a strategic growth perspective, there are three customer groups of particular interest today:  utilities, telecom providers and transport authorities.  Electrical utilities are showing serious interest in our energy storage, and thus far we have sold systems to two of the major providers in Canada as well as in Germany and the U.S.  Additional discussions are underway with German utilities where the penetration of wind power (particularly in the north) is driving significant interest in stabilizing the electrical grid by using electrolysis while concurrently producing hydrogen that can be used as fuel for vehicles.  In September of 2009 Germany announced an ambitious plan to have 1,000 hydrogen refueling stations by 2017.  Our patented electric grid stabilization technology uniquely fits this plan and solves a problem with the German grid at the same time.

Telecom providers are beginning to see hydrogen as a clean energy storage solution for cell tower back-up power.  For many parts of the world plagued by poor power quality, batteries are just not up to the job, and dirty diesel operations are still the common alternative.  During 2009 we conducted several pilots with large telecommunication carriers and our business partner CommScope.  The results have been highly successful, and we are continuing with plans and discussion for follow-on work.

The drive toward electrified propulsion systems in transport for larger vehicles such as buses, trucks, utility vehicles and boats is also a positive trend for Hydrogenics.  For these larger transport applications there is growing interest to electrify, but the energy is simply not available from batteries.  Thus, hybrid vehicles where battery and fuel cell energy systems are combined to give the full functionality required while delivering the ultimate objective of zero emissions.  Hydrogenics already has many projects underway for buses, trucks and boats, and we expect to see this market to lead the long-awaited automotive deployment of fuel cells.

In addition to these three strategic growth areas, the industrial hydrogen market continues to be an important focus for Hydrogenics.  We sell hydrogen generation systems around the world to power plants, glass makers, steel makers, solar cell manufacturers and many other industrial companies which require hydrogen as an input.  Hydrogenics holds the leading market share position globally for electrolysis-based hydrogen generation, and we expect our activity level in this market to pick up in 2010.

What do our customers value?

Our customers tell us that they value two things about our company above all else:  Our people, with their knowledge and system integration experience when it comes to hydrogen; and our product offerings, which are right on the money.  We offer valuable solutions to problems where hydrogen makes commercial sense.

For example, when a utility wants to firm up the supply of renewable energy for a community, our technology offers a storage capacity that cannot be matched by batteries.  We can store more energy in less space and at lower cost than any technology with the exception of pumped hydro electric power — but then that would require a lake on a mountain!  Larger, longer duration energy storage projects are the most suitable for a hydrogen based system.  The beginnings of this market are found in remote communities; however, the interest to create “energy islands” of 100% renewable energy is growing rapidly.  Customers that engage today are not all in “far away places.”  Some of them just have a “far away vision” to be secure and self sufficient using local sources of renewable energy.  This is both a compelling and realistic vision, and one that can be delivered today.

For fuel cell applications we have focused aggressively on product cost reduction so that we can overcome the impediment of initial sticker shock as mentioned above.  We offer a “ready to go” power module package which is easy for our customers to integrate into their applications.  A fuel cell stack alone is only half the package; the “balance of plant” and system control equipment is critical to safe, effective and durable operation.  We have managed to simplify our power module designs through the strength of one of our favorite key words — “eliminate!”  Over the past three years we have completely eliminated three major sub-systems and simplified our design so that we can deliver fuel stack and power modules at very competitive prices.  That is a full 80% reduction from our cost position just a few years ago and illustrates the amazing work of our tenacious and innovative team.

Similar work is underway for the simplification and cost reduction of our electrolysis technology.  In recent submissions in both the U.S. and Germany, we were able to show a very attractive technology and cost road map which will position electrolysis as a critical energy technology in support of electrified transport.

What are our results?

Make no mistake — we were disappointed with our performance in 2009.  Throughout the year we saw customers delay decisions and projects as they wrestled with the overall global economic recession.  However our strong competitive position remained unaltered.  We quoted more work for energy storage and for a larger volume of fuel cells than ever before; but, we were unable to close the level of business that we would have liked.

With the year behind us we are already seeing many encouraging signs. If 2009 was a time of cost cutting and focusing on business fundamentals, 2010 is shaping up to be a year of opportunity.  Our strategy choice to work with OEM partners for integration can lead to a slower start when it comes to tangible results.  We remain relentless in our quest for target markets that make business sense, quality OEM partners and cost effective differentiated products.  We believe this is the key to a sustainable and profitable business.  Below you will see the evidence of our progress.

We are looking for this business to become profitable and for the field of hydrogen energy to finally take off.  While we are not in control of all of the factors, we continue to be confident that Hydrogenics is properly positioned to regain its former momentum.  Let me share some of the details of what I mean:

•                  The field of energy storage at a utility scale is very new and emerging.  In this new world, much like the field of data storage, there will be many jobs to be done and many competing solutions.  I am confident that hydrogen has a place here.  We currently have 12 projects to prove that our customers think so too.

•                  There are places in the world where there is a clear commitment to alternative energy and where hydrogen plays a critical part.  Once again Germany is a leader in the field, and we have a front row seat in the dialogue.  Just recently we announced an important first win in this area supported by a leading German utility, Vattenfall and gas company, Linde.  Both Germany and the European Union have committed a large block of funds exceeding €1 billion to hydrogen technology — that’s leadership.

•                  The world’s automotive producers signed a joint statement in September of 2009 indicating a commitment to 100,000 fuel cell vehicles by 2015.  In automotive terms, five years out is the timeframe that defines action today.  This commitment is serious and backed up by a significant deployment of resources in the industry.  We are the leading company in the world with the capability to supply hydrogen fuel from renewable sources through electrolysis.

•                  In the last twelve months we have submitted a hydrogen technology “road map” on a confidential basis to the U.S. Department of Energy and to a European task force.  As we scale the size and volume of installations for hydrogen and fuel cells, our costs are projected to drop significantly.  In both jurisdictions we have received very encouraging feedback.  The continuing growth of renewable energy as a percentage of the electrical grid mix, increasing interest in zero emission transit and concerns about energy security all support growing demand for what we do.

•                  Finally, we have serious interest from larger scale customers who are asking us to forecast our costs and capability for dramatically higher volumes.  As we respond with practical and realistic estimates, we are met with growing interest to move ahead with back-up power and mobility applications in fuel cell technology.

In summary, we are talking about the convergence of a paradigm shift in the energy world and our readiness to serve.  We expect to benefit from the emerging trends for energy storage and electrification of transport as we realize concurrent dramatic reductions in cost with the ramp up of scale and volume.

What is our plan?

Given the above background, here are the key areas of focus heading into 2010:

•                  We continue to be encouraged by the work of our DC back-up power partner, CommScope, as pilot installations in multiple jurisdictions are generating growing interest.  We will be refining our product offering and costs to drive growth in 2010 and lay the basis for large scale significant projects as the total value proposition becomes evident to end users.

•                  Expanding interest in hydrogen as a fuel for bus transportation and automobiles is likely to yield growth in the number of refueling projects in 2010.

•                  We continue to provide quotes to utilities for renewable energy storage solutions using hydrogen, where we have already established the leading position globally.  Our focus this year will be systems at the one megawatt level and above.

•                  Transit electrification is now a well established trend.  In the case of heavier vehicles, batteries are unable to supply the required energy and thus, as mentioned earlier, fuel cells are uniquely suited for the job.  We are encouraged by our quotation volume within the heavy transit sector including buses, trucks, utility vehicles and boats, and we believe Hydrogenics’ power modules offer the easiest integration for such applications.

•                  We expect demand for industrial hydrogen generation systems to return closer to the levels we saw in 2008.

In closing, I want to thank our shareholders and valued employees for their unwavering support during this past year of economic upheaval.  We firmly believe that the Company is well positioned in our growth markets and expect continued improvement in our operating performance during 2010.

Daryl Wilson

President and Chief Executive Officer

March 25, 2010

Mississauga, Ontario

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Company. The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances.  Management is responsible for the accuracy, integrity and objectivity of the Consolidated Financial Statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting”. Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the Consolidated Financial Statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Consolidated Financial Statements and the independent auditors’ report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the Consolidated Financial Statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The Consolidated Financial Statements have been independently audited by PricewaterhouseCoopers LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and, with respect to the Consolidated Financial Statements for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the Consolidated Financial Statements of the Company. In addition, our auditors have issued an attestation report on management’s assessment of the Company’s internal controls over financial reporting as of December 31, 2009.  PricewaterhouseCoopers LLP has direct access to the Audit Committee of the Board of Directors.

Daryl Wilson President and Chief Executive Officer	Lawrence Davis Chief Financial Officer

March 25, 2010

Mississauga, Ontario

2009 Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (MD&A) comments on Hydrogenics Corporation’s (“Hydrogenics”) financial condition and operations, as at and for the years ended December 31, 2009 and December 31, 2008, compared to the preceding years. For a complete understanding of our business environment, risks, trends and uncertainties and the effect of critical accounting policies and estimates on our results of operations and financial condition, this MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 25, 2010. All amounts in this MD&A are in US dollars, unless otherwise noted.

All financial information contained in this MD&A and in the audited Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except for certain “Non-GAAP Measures” in Section 14 of this MD&A. The audited Consolidated Financial Statements and this MD&A were reviewed by Hydrogenics’ Audit Committee and approved by the Corporation’s Board of Directors.

Additional information about Hydrogenics, including our Form 20-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the US Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 63 of this MD&A.

This MD&A assumes that our original predecessor (“Old Hydrogenics”) and Hydrogenics are the same company and in this MD&A, “Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries and Old Hydrogenics and its subsidiaries.

For additional information, please use www.hydrogenics.com/investor.

Management’s Discussion and Analysis — Contents

Section		Page

1	Our Business A summary of our business and how we address our markets	8

2	Growth Strategy A summary of our product development, market engagement and financial strategies	11

3	Operating Results A discussion of our operating results for 2009 and 2008	14

4	Financial Condition A discussion of the significant changes in our Consolidated Balance Sheets	20

5	Summary of Quarterly Results A summary view of our quarterly financial performance	21

6	Liquidity and Capital Resources A discussion of cash flow, liquidity, credit facilities and other disclosures	22

7	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results, and changes to accounting policies	28

8	Recent Accounting Pronouncements A discussion of generally accepted accounting principle developments that have, will or might affect the Corporation	30

9	Outlook The outlook for our business in 2010	38

10	Related Party Transactions A discussion of related party transactions and their relationship to our business	40

11	Disclosure Controls A discussion of our disclosure controls and procedures	40

12	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting	41

13	Enterprise Risk Management Enterprise risks and uncertainties facing Hydrogenics and how the Corporation manages these risks	41

14	Reconciliation and Definition of Non-GAAP Measures A description, calculation and reconciliation of certain measures used by management	42

15	Risks and Uncertainties Risks and uncertainties facing Hydrogenics	44

16	Forward-looking Statements Caution regarding forward-looking statements	63

1.               Our Business

A summary of our business and how we address our markets

Who We Are

Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany.

How We Are Organized

We operate in various geographical markets and organize ourselves in four reportable segments.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2009 our OnSite Generation business reported revenues of $12.3 million and at December 31, 2009 had 61 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada with a satellite facility in Gladbeck, Germany and develops products for stationary and motive power applications. For the year ended December 31, 2009 our Power Systems business reported revenues of $6.5 million and at December 31, 2009 had 65 full- time employees.

Our Test Systems business segment is based in Burnaby, Canada and provided fuel cell testing services and sold fuel cell test stations. In November 2007, we announced we would implement an orderly windup of our Test Systems business in order to focus our resources on our OnSite Generation and Power Systems businesses. We expect to finalize the windup in early 2010. For the year ended December 31, 2009, our Test Systems business did not report any revenue and at December 31, 2008 no longer had employees.

Our Corporate and Other business segment provides corporate services and administrative support. At December 31, 2009, our Corporate and Other business had four full-time employees.

OnSite Generation

Our OnSite Generation business segment is based on alkaline water electrolysis technology, which involves the decomposition of water (H2O) into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and used to store renewable energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards such as ASME, CE, Rostechnadzor and UL and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements. We have also developed and delivered products on a smaller scale range based on PEM water electrolysis.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generation product manufacturers such as ourselves. We believe that the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million.

Our OnSite Generation products are sold to leading merchant gas companies such as Air Liquide and Linde Gas and end users requiring high purity hydrogen produced on-site for industrial applications.  We also sell products to progressive oil and gas companies such as Shell Hydrogen requiring hydrogen fueling stations for transportation applications. Recently, we  began to sell our products to leading electric power utilities including B.C. Powertech and Newfoundland and Labrador Hydro requiring renewable energy storage.

The business objectives for our OnSite Generation group are to: (i) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (ii) further increase the reliability and durability of our products to exceed the expectations of our applications; (iii) reduce the cost of ownership of our products through design and technology improvement; (iv) continue to pursue opportunities for customers to convert renewable energy, such as wind and solar energy, into hydrogen; and (v) further expand into ready markets such as Eastern Europe (including Russia), Asia and the Middle East.

Our Onsite Generation business competes with merchant gas companies such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming, or “SMR” technology and other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen to electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products to multiple electrical power outputs ranging from 4 to 65 kilowatts with ease of integration, high reliability and operating efficiency, delivered in a highly compact area.

Our target markets include backup power for data centres and telecom installations plus motive power applications, such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based systems. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the U.S. alone, based on a complete displacement of existing battery systems.

Our Power Systems products are sold to leading OEMs such as Commscope Inc. to provide backup power applications for data centres and telecom sites. Additionally, they are also sold for prototype field tests of our fuel cell products intended to be direct replacements for traditional lead-acid battery packs on indoor industrial forklift applications. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements including price, performance and features; (iii) invest in sales and market development activities in the backup power and motive power markets; (iv) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (v) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and combustion generator companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the back-up power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering a more reliable and economic performance. In motive power markets, we believe our HyPM® products are well positioned against lead-acid batteries by offering increased productivity and lower operational costs.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications: phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differ in their component materials, and operating characteristics.  While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe that PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel-cell-powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost as compared to the other fuel cell technologies.

How We Sell Our Products

Our products are sold worldwide to original equipment manufacturers (“OEMs”), systems integrators and end users through a direct sales force and a network of distributors. Our sales method varies depending on the product offering and market.

Our Intellectual Property

We believe our intellectual property provides us a strong competitive advantage and represents a significant barrier to entry. As at December 31, 2009, we held 87 patents and had 88 patents pending.

Government Regulation

We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions in which we operate. Our products are however subject to oversight and regulation by governmental bodies in regard to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

2009 Restructuring

We were incorporated under the Canada Business Corporations Act in 1988 and commenced our fuel cell development activities in 1996.

On June 11, 2009, we, Old Hydrogenics, the Board of Trustees of Algonquin Power Income Fund (“APIF”) and APIF’s manager, Algonquin Power Management Inc., agreed upon the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to us, including all assets, liabilities, directors, management and employees, but excluding its tax attributes. Concurrently, the APIF Transaction enabled unitholders of APIF to continue to hold their interest in APIF as shareholders of Old Hydrogenics, which was renamed  Algonquin Power & Utilities Corp. (“APUC”), a publicly traded Canadian corporation. APUC has the ability to make efficient use of our accumulated tax attributes in the continued execution of APIF’s business plans. Under the APIF Transaction, our shareholders had their common shares in the capital of Old Hydrogenics redeemed for our common shares on a one-for-one basis. At the same time APIF unitholders exchanged their units for APUC common shares.

As a result of completion of the APIF Transaction on October 27, 2009, unitholders of APIF did not retain any interest in the business of the Corporation nor did the Corporation’s shareholders retain any interest in the business of APIF. We have continued to carry on the hydrogen generation and fuel cell business as a public entity with all of the assets (including the intellectual property), except for certain tax assets, of our predecessor prior to the APIF Transaction.

Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by the Corporation immediately prior to the completion of the APIF Transaction. As a result, the cash proceeds were recorded as a recovery of income taxes. The Corporation recorded a benefit of $10.44 million in the consolidated financial statements.  $10.0 million of the benefit was received in cash during the year and the remaining amount was included in “Accounts receivable”.  The amount included in “Accounts receivable” was collected subsequent to December 31, 2009.  The Corporation incurred transaction costs of $3.3 million relating to the APIF transaction and these costs were included within selling, general and administrative expenses for 2009. In addition, as the future income tax benefits of Old Hydrogenics’ Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the transaction are not available to the Corporation after the completion of the transaction, the gross future income tax assets related to these Canadian tax pools was reduced to $nil, with a corresponding reduction of the related valuation allowance.

Details of the APIF Transaction are described more fully in Old Hydrogenics’ management proxy circular dated June 25, 2009. See also notes 2 and 16 to our consolidated financial statements.

2                  Growth Strategy

A summary of our product development, market engagement and financial strategies

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Advancing Our Product Designs

Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Innovation in the design, elimination of non- value adding components, improved sourcing and fundamental electrochemical improvements have all contributed to continuous cost reduction in 2009. We recognize the opportunity for larger scale energy storage installations and are developing significant scale-up designs.

Within our Power Systems business segment, we are focused on reducing the cost of a fuel cell system, a remaining impediment to large scale adoption.  Significant milestones were reached in 2009. For market opportunities such as the home and backup power market requiring between 4 and 12 kilowatts of electrical power, we are developing a PEM based electrolyzer. We are attempting to offset a portion of the associated development expenses by entering into cost sharing agreements with OEMs and government agencies.

Recently, we have seen considerable interest in using hydrogen as a medium to store renewable energy, particularly wind and solar power, due to the favourable characteristics of hydrogen as an energy carrier. We are developing a renewable energy storage product incorporating an alkaline electrolyzer, PEM fuel cell electrical generator and associated systems integration software. We anticipate adding other proprietary technologies to this product offering based on continued market intelligence. In time, we anticipate developing a product offering that will benefit from ancillary electrical power services such as grid balancing and load profiling.

Increasing Market Penetration

As at December 31, 2009, we had seven full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives including maintaining close contact with our more significant customers.

Additionally, we have developed relationships with third parties that we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies such as Air Liquide and Linde Gas. In the backup power market, these third parties include leading OEMs such as Commscope Inc.

We have recently begun to sell our renewable energy storage products to progressive electric power utilities throughout the world seeking a robust and cost effective solution for renewable energy storage. We have begun to access this market through trade events, meeting directly with electrical utilities, and marketing to governmental agencies mandated to provide power to remote communities.

Responding to Market Conditions

Macro-level changes in the global economy began to impact our business in the fourth quarter of 2008 and continued to impact our business throughout 2009. While many things were happening beyond our control, we focused on the actions we could control.  We enhanced and realigned our sales force.  We intensified our marketing efforts in the renewable energy storage field.  We undertook numerous further cost reduction initiatives to enhance our overall cost structure and product cost profile.

The greatest areas of concern  for us were delays in decision making and project progress with our customers.  This led to delays in closing orders and delays in product shipments as a result of customers not being able to pay for the balance of their orders.

We have taken a number of initiatives to better position ourselves including: (i) revised our annual and three-year financial plans to reflect a more conservative outlook in our relevant markets; (ii) incurred a charge of $0.5 million to implement a downsizing in January 2009 involving 25 full-time positions representing approximately $1.3 million of annual payroll costs; (iii) incurred a charge of $0.4 to implement a further downsizing in December 2009 involving 11 full-time positions representing approximately $0.9 million of annual payroll costs; (iv) implemented reduced work week programs; and (v) continued to curtail or defer operating expenditures to reduce our overhead levels.

Securing Additional Capital

As at December 31, 2009, we had $11.0 million of cash, cash equivalents and restricted cash and had $17.5 million of shareholders’ equity.

We have been pursuing a number of options to raise additional capital to fund our cash requirements. In 2009, we completed the APIF Transaction raising $10.4 million prior to transaction costs and established a credit facility for up to 3.5 million euros with a Belgian based financial institution. Additionally, in January 2010, we raised $5.0 million, before transaction costs, in a registered direct offering of common shares and share purchase warrants. We continue to experience challenging conditions as a result of weak capital markets and a lower share price and anticipate this might adversely impact our ability to raise capital on favourable terms in the future.

We do not anticipate achieving a consistent level of profitability, and hence, generate consistent positive cash flow from operations for the next several quarters. In 2009, we incurred a net loss of $9.4 million.

The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter by maintaining contact with analysts and institutional investors to better articulate our investment merits and are advancing discussions with possible strategic investors.

We filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the US Securities and Exchange Commission on December 31, 2009. This will enhance our ability to access the capital markets. On January 14, 2010, we completed a registered direct offering of common shares and warrants with two institutional investors, resulting in gross proceeds of $5 million, before placement agent’s fees and other offering expenses, pursuant to our registration statement on Form F-3. As a result of this offering, we may not issue any additional securities pursuant to the Form F-3 until January 14, 2011 based on our current public float unless there was a significant increase in the market price of our common shares. In addition, even if the market price of our common shares were to increase significantly, we could not in any event issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.

Retaining and Engaging Our Staff

As at December 31, 2009, we had 130 full-time staff, the majority of whom have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates, providing interesting and challenging work, and, over time, the opportunity to create wealth by participating in our stock ownership program.

3                  Operating Results

A detailed discussion of our operating results for 2009 and 2008

This section provides a detailed discussion of our financial performance based on our consolidated financial statements. All references to per share amounts pertain to net loss per share and are presented on a post-consolidated basis. Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Hydrogenics Corporation

Summary Financial Analysis

Thousands of US Dollars, except per share amounts	% Increase (Decrease)

	2009	2008	2007	2009	2008
Consolidated Statements of Operations
OnSite Generation	12,303	31,207	19,608	(61)%	59%
Power Systems	6,538	5,643	6,103	16%	(8)%
	18,841	36,850	25,711	(49)%	43%
Test Systems	—	2,490	12,279	(100)%	(80)%
Revenues	18,841	39,340	37,990	(52)%	4%

Gross Margin	3,728	7,894	4,389	(52)%	80%
% of Revenues	20%	20%	12%

Selling, General and Administrative Expenses	16,995	15,022	24,006	13%	(37)%
Research and Product Development Expenses	5,219	7,296	9,690	(28)%	(25)%

Net Loss	(9,375)	(14,319)	(28,068)	(35)%	(49)%
Net Loss Per Share	$(2.54)	$(3.89)	$(7.64)	(35)%	(49)%

Consolidated Statements of Cash Flows
Cash Used in Operating Activities	(11,085)	(6,758)	(28,416)	64%	(76)%

Other Measures
Cash Operating Costs(1)	21,801	21,624	32,143	1%	(33)%
EBITDA(1)	(18,486)	(14,424)	(31,323)	28%	(54)%

(1) Cash Operating Costs and EBITDA are Non-GAAP measures, see Section 14.

Highlights for 2009 compared to 2008.

•                  Revenues were $18.8 million for the year ended December 31, 2009. Excluding Test Systems, revenues decreased 49% from the comparable period in 2008 resulting from variations in timing of delivery of products combined with lower order intake primarily in our OnSite Generation business unit.

•                  Cash operating costs, exclusive of $3.3 million of transaction related expenses associated with our transaction with the trustees of Algonquin Power Income Fund, were $18.5 million, a 14% decrease from $21.6 million in 2008.  Cash operating costs for the year ended December 31, 2009 include:  (i) $1.0 million of costs related to business streamlining initiatives; (ii) $0.4 million of costs associated with deferred compensation arrangements indexed to our share price; and (iii) $0.6 million of costs attributable to our Test Systems business unit.

•                  EBITDA loss increased $4.1 million or 28%, reflecting: (i) a $4.1 million decrease in gross margin as a result of lower revenues; (ii) $3.3 million of transaction related expenses associated with the APIF Transaction; offset by (iii) a $2.1 million decrease in research and product development expenses; and (iv) $1.2 million of other items.

•                  Net loss decreased $4.9 million or 35% ($0.06 per share), reflecting an $18.5 million EBITDA loss, offset by a $10.4 million recovery of income taxes as a result of the APIF Transaction.

•                  Cash used in operating activities increased $4.3 million, or 64% reflecting; (i) a $4.8 million decrease in our net loss; offset by (ii) an $8.3 million increase in non-cash working capital requirements; and (iii) $0.8 million of capital expenditures.

Highlights for 2008 compared to 2007.

•                  Revenues increased $11.1 million or 43%, exclusive of Test Systems revenues, as a result of revenue growth in our OnSite Generation business unit.

•                  Cash operating costs decreased $10.5 million or 33%, primarily resulting from our 2007 business streamlining initiatives and the decision to windup our test equipment business and the absence of $4.1 million in severance and related expenses.

•                  EBITDA loss decreased $16.9 million or 54%, reflecting: (i) a $3.5 million increase in gross margin corresponding to an increase of eight percentage points; (ii) a $9.0 million decrease in selling, general and administrative expenses; (iii) a $2.4 million decrease in research and product development expenses; and (iv) the absence of a $2.0 million provision recorded in 2007 in respect of the windup of our test equipment business.

•                  Net loss decreased $13.8 million or 49% ($3.75 per share), reflecting a lower EBITDA loss, partially offset by decreased interest income and foreign currency gains.

•                  Cash used in operating activities decreased $21.7 million, or 75% reflecting; (i) a $16.9 million decrease in our EBITDA loss; (ii) an $8.9 million decrease in non-cash working capital requirements; offset by (iii) a $3.7 million decrease in interest and foreign exchange gains and; (iv) $0.4 million of other items.

Business Segment Review

We report our results in four business segments, OnSite Generation, Power Systems, Test Systems, and Corporate and Other. These segments are differentiated by the products developed. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. See Section 1 — “Our Business” for a description of our business segments.

OnSite Generation

Summary Financial Analysis

Thousands of US Dollars	% Increase (Decrease)

	2009	2008	2007	2009	2008
Revenues	12,303	31,207	19,608	(61)%	59%
Gross Margin	2,608	6,919	610	(62)%	1,034%
% of Revenues	21%	22%	3%

Selling, General and Administrative Expenses	2,877	3,552	4,182	(19)%	(15)%
Research and Product Development Expenses	1,489	1,261	1,865	18%	(32)%
Segment Income/(Loss)	(1,758)	2,106	(5,436)	(183)%	139%

Revenues for 2009 were $12.3 million, a decrease of $18.9 million or 61%. This decrease is due to: (i) variations in the timing of project deliveries; (ii) a 6% increase in the value of the US dollar relative to the euro; and (iii) lower order intake. We believe the lower order intake is the result of prevailing conditions in credit markets and the current global economy.  Revenues for the year ended December 31, 2009 consisted of the sale of electrolyzer products to customers in industrial gas and renewable energy markets. As at December 31, 2009, we had $16.4 million of confirmed orders (December 31, 2008 - $14.8 million), substantially all of which are anticipated to be delivered and recognized as revenue in 2010.

Revenues for 2008 were $31.2 million, an increase of $11.6 million or 59% compared to 2007, as a result of increased product demand, operational improvements and product cost reductions. Revenues in 2008 consisted of the sale of electrolyzer products to customers in industrial gas, hydrogen fueling and renewable energy storage markets.

Gross Margin for 2009 was $2.6 million (21% of revenues), compared to $6.9 million (22% of revenues) in 2008.  The decrease in gross margin in 2009 over 2008 is primarily the result of lower revenue as well as a 6% increase in the value of the US dollar relative to the euro. Gross margin for 2008 was $6.9 million (22% of revenues), compared to $0.6 million (3% of revenues) in 2007 reflecting operational improvements and increased overhead absorption.

Selling, General and Administrative (“SG&A”) Expenses for 2009 were $2.9 million, a decrease of $0.7 million or 19%. SG&A expenses for 2008 were $3.6 million, a decrease of $0.6 million or 15% compared to 2007. These decreases are primarily the result of streamlining and cost reduction initiatives. In 2009, these decreases reflect a 6% increase in the US dollar relative to the euro.

Research and Product Development (“R&D”) Expenses for 2009 were $1.5 million, an increase of $0.2 million or 18%. The increase in 2009 is attributable to increased material consumption for experimentation and prototyping trials to support our renewable energy product development efforts. R&D expenses for 2008 were $1.3 million, a decrease of $0.6 million or 32% compared to 2007, and reflect the adoption of a standard product platform to service multiple market applications.

Segment Loss for 2009 was $1.8 million, an increase of $3.8 million or 183% primarily reflecting decreased gross margins resulting from lower revenues.  Segment income for 2008 was $2.1 million compared to a segment loss of $5.4 million in 2007, reflecting increased product demand combined with operational improvements, cost efficiencies and increased overhead absorption.

Power Systems

Summary Financial Analysis

Thousands of US Dollars	% Increase (Decrease)

	2009	2008	2007	2009	2008
Revenues	6,538	5,643	6,103	16%	(8)%
Gross Margin	853	214	846	299%	(75)%
% of Revenues	13%	4%	14%

Selling, General and Administrative Expenses	4,309	4,162	8,247	4%	(50)%
Research and Development Expenses	3,516	5,808	6,882	(39)%	(16)%
Segment Loss	(6,972)	(9,757)	(14,283)	(29)%	(32)%

Revenues for 2009 were $6.5 million, an increase of $0.9 million or 16% compared to 2008 and primarily reflect timing of project deliveries and a higher proportion of revenues from custom and pre-commercial markets. As at December 31, 2009, we had $3.3 million (December 31, 2008 -$7.6 million) of confirmed orders for Power Systems’ products and services, over half of which are anticipated to be delivered and recognized as revenue in 2010. Revenues for 2008 were $5.6 million, a decrease of $0.5 million or 8% compared to 2007 and reflect a higher proportion of revenues from backup power and motive power markets, as opposed to pre-commercial markets, consistent with our business plan.

Gross Margin for 2009 was $0.9 million (13% of revenues) compared to $0.2 million (4% of revenues) in 2008, reflecting a higher proportion of custom and pre-commercial market revenues, which generally have a higher gross margin.  Gross margin for 2008 was $0.2 million (4% of revenues) compared to $0.8 million (14% of revenues) in 2007 reflecting a higher proportion of revenues from backup power and motive power markets which generally have lower margin, as we aim to replace incumbent technologies in these markets.

SG&A Expenses for 2009 were $4.3 million, an increase of $0.2 million or 4%. This increase reflects $1.0 million of costs associated with business streamlining initiatives during the first and fourth quarters of 2009, partially offset by the resulting decreased costs from these business streamlining initiatives and an increase in the value of the US dollar relative to the euro. SG&A expenses for 2008 were $4.2 million, a decrease of $4.1 million or 50%, compared to 2007 and reflect the results of streamlining and cost reduction initiatives and the absence of $2.9 million in severance and related expenses associated with initiatives commenced in 2007.

R&D Expenses for 2009 were $3.5 million, a decrease of $2.3 million or 39% compared to 2008, and are attributable to streamlining and cost reduction initiatives. R&D expenses for 2008 were $5.8 million, a decrease of $1.1 million or 16% compared to 2007, and reflect a $0.3 million decrease in R&D expenditures attributable to developing standard products for multiple market applications combined with $0.8 million of increased third party funding as a result of the partial deployment of Class 1 forklifts for long-term customer testing.

Segment Loss for 2009 was $7.0 million compared to $9.8 million in 2008, reflecting increased gross margin and decreased R&D expenditures resulting from our streamlining and cost reduction initiatives undertaken during 2009, offset by a $0.2 million increase in SG&A expenses. Segment loss for 2008 was $9.8 million compared to a segment loss of $14.3 million in 2007, reflecting $0.5 million of decreased gross margin, $4.1 million in decreased SG&A expenses, $2.0 million in decreased R&D expenditures resulting from our streamlining and cost reduction initiatives undertaken during 2007, and lower gross margin.

Test Systems

Summary Financial Analysis

Thousands of US Dollars	% Increase (Decrease)

	2009	2008	2007	2009	2008
Revenues	—	2,490	12,279	(100)%	(80)%
Gross Margin	267	762	2,936	(65)%	(74)%
% of Revenues	n/a	31%	24%

Selling, General and Administrative Expenses	574	1,171	2,069	(51)%	(43)%
Research and Development Expenses	—	60	318	(100)%	(81)%

Windup of Test Equipment Business Expenses	—	—	2,016	(0)%	(100)%

Segment Loss	(307)	(469)	(1,465)	(35)%	(68)%

Revenues for 2009 were nil, compared to $2.5 million in 2008 and $12.3 million in 2007. These decreases are the result of our decision in 2007 to windup our test equipment business.  Test Systems’ revenues for 2008 relate to the delivery of orders received prior to our decision to windup this business. As at December 31, 2009, we had no orders for Test Systems’ products and services remaining to be delivered.

Gross Margin for 2009 was $0.2 million compared to $0.8 million (31% of revenues) in 2008 and $2.9 million (24% of revenues) in 2007, reflecting the reversal of warranty accruals.  Gross margin in 2008 and 2007 reflected the gross margin realized on our remaining orders.

SG&A Expenses for 2009 were $0.6 million, a decrease of $0.6 million from 2008 and $0.9 million from 2007. The reductions in both years reflect our decision to downsize and subsequently windup our test equipment business.

R&D Expenses for 2008 and 2009 were less than $0.1 million, a decrease of $0.3 million from 2007. The reductions in both years reflect our decision to downsize and subsequently windup our test equipment business.

Windup of Test Equipment Business Expenses for 2008 and 2009 were nil, a decrease of $2.0 million or 100% compared to 2007 as a result of incurring $2.0 million of costs in 2007 relating to the windup of our test equipment business as announced on November 7, 2007. In 2008, we incurred $0.6 million of net costs attributable to the windup of our test equipment business which were allocated to the various accounts as incurred. We anticipate incurring less than $0.1 million of costs in 2010 to complete the windup of our test equipment business. In November 2007, we indicated we anticipated incurring a cash cost and corresponding charge to earnings between $3.5 million and $4.0 million to complete the windup of our test equipment business. Consistent with 2008, we continue to expect to incur a total of $3.5 million to windup our test equipment business, ahead of our initial outlook.

Segment Loss for 2009 was $0.3 million compared to a segment loss of $0.5 million in 2008 and $1.5 million in 2007.

Corporate and Other

Summary Financial Analysis

Thousands of US Dollars	% Increase (Decrease)

	2009	2008	2007	2009	2008
Selling, General and Administrative Expenses	9,235	5,444	7,957	69%	(32)%
Research and Development Expenses	214	167	627	28%	(73)%
Segment Loss	(338)	(6,199)	(6,884)	(95)%	(10)%

SG&A Expenses for 2009 were $9.2 million in 2009, an increase of $3.8 million or 70%. This increase is the result of: (i) $3.3 million transaction related expenses associated with the APIF Transaction; (ii) $1.0 million of costs related to business streamlining initiatives; and (iii) $0.5 million of deferred compensation costs indexed to our share price; partially offset by (iv) lower costs as a result of business streamlining initiatives. SG&A expenses for 2008 were $5.4 million, a decrease of $2.5 million or 32% compared to 2007 reflecting: (i) the results of our streamlining and cost reduction initiatives undertaken in the fourth quarter of 2007; and (ii) the absence of $1.0 million in severance and other related expenses associated with these streamlining and cost reduction initiatives; partially offset by (iii) $0.3 million of costs incurred associated with various financing initiatives.

R&D Expenses for 2009 were $0.2 million, an increase of less than $0.1 million compared to 2008, reflecting increased intellectual property fees in 2009. R&D expenses for 2008 decreased $0.5 million or 73% compared to 2007, reflecting decreased intellectual property fees.

Segment Loss for 2009 was $0.3 million, a decrease of $5.9 million or 95% primarily as a result of the APIF Transaction generating proceeds of $10.4 million, prior to transaction costs. Segment loss for 2008 was $6.2 million, a decrease of $0.7 million or 10% compared to 2007 attributable to reduced operating costs as a result of streamlining initiatives taken in 2007.

4                  Financial Condition

A discussion of the significant changes in our Consolidated Balance Sheets

As at December 31,
(Thousands of US Dollars)			Change
	2009	2008	$	%	Commentary

Cash, cash equivalents, restricted cash and short-term investments	11,002	22,731	(11,729)	(52)%	Refer to Section 6 - Liquidity and Capital Resources.

Accounts receivable	3,685	3,974	(289)	(7)%	Lower revenues, offset by $0.5 million receivable from the APIF transaction.

Inventory	11,746	10,101	1,645	16%	$3.2 million increase in finished goods awaiting customer payment and/or delivery offset by $1.7 million of decreased raw materials.

Accounts payable and accrued liabilities	14,782	17,298	(2,516)	(15)%	Improved product lead times and decreased raw material inventory levels. Refer to Note 9 of our Consolidated Financial Statements for a breakdown of this account.

Unearned revenue	4,546	4,785	(239)	(5)%	Reduction in revenues offset by a higher proportion of deposits.

5                  Summary of Quarterly Results

A summary view of our quarterly financial performance

The following table(1) highlights selected financial information for the eight consecutive quarters ending December 31, 2009.

(Thousandsof US Dollars - except	2009				2008
per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$4,207	$3,558	$5,540	$5,536	$8,855	$10,984	$8,790	$10,711
Gross Margin	665	575	857	1,631	2,568	1,488	1,973	1,865
% of Revenues	16%	16%	16%	30%	29%	14%	22%	17%
EBITDA 2	(4,058)	(5,159)	(5,510)	(3,759)	(2,004)	(3,446)	(5,066)	(3,908)
Net Profit (Loss)	6,071	(5,439)	(6,010)	(3,997)	(1,950)	(3,728)	(4,319)	(4,322)
Net Profit (Loss) Per Share (Basic And Fully Diluted)	1.64	(1.47)	(1.63)	(1.08)	(0.53)	(1.01)	(1.18)	(1.18)
Weighted Average Common Shares Outstanding	3,699,795	3,698,607	3,696,284	3,696,226	3,696,267	3,695,149	3,670,627	3,670,628

(1)          Certain minor variances exist between the annual Consolidated Financial Statements and this summary.

(2)          Refer to Section 14 for a reconciliation of Non-GAAP measures.

In the first quarter of 2009, our net loss decreased by $0.3 million ($0.10 per common share) compared to the first quarter of 2008 due to increased gross margin and cost control measures, inclusive of $0.6 million of business streamlining expenses, offset by a 48% decrease in revenue.

In the second quarter of 2009, our net loss increased by $1.7 million ($0.45 per common share) compared to the second quarter of 2008 due to (i) a $3.3 million decrease in revenues; (ii) $1.2 million of transaction related expenses associated with the APIF Transaction; and (iii) a 6% decrease in gross margin.

In the third quarter of 2009, our net loss increased by $1.7 million ($0.46 per common share) compared to the third quarter of 2008 due to: (i) a $7.4 million decrease in revenue; and (ii) $1.8 million of transaction related expenses associated with the APIF Transaction; partially offset by; (iii) a 2% increase in gross margin.

In the fourth quarter of 2009, we recorded net profit of $6.1 million ($1.64 per common share) compared to a net loss of $2.0 million ($0.53 per common share) in the fourth quarter of 2008 as noted below.

•                  Revenues decreased $4.6 million, or 52%, reflecting a decrease of $6.0 million in revenues in our OnSite Generation business unit due to the timing of project execution, which we believe is the result of prevailing conditions in credit markets and the current global economy. This decrease was partially offset by increased revenue in our Power Systems business unit of $1.4 million, or 163%.

•                  Gross margin was $0.7 million (16% of revenues) in the fourth quarter of 2009 compared to $2.6 million (29% in the fourth quarter of 2008), reflecting a higher proportion of revenues from our Power Systems business unit and lower overhead absorption as a result of lower revenues in our OnSite Generation business unit.

•                  SG&A expenses for the fourth quarter of 2009 were $4.0 million, an increase of $1.2 million or 41% compared to the comparable period of 2008 reflecting $0.4 million of severance and business streamlining related expenses

•                  R&D expenses for the fourth quarter of 2009 were $0.7 million, a decrease of $1.0 million or 59% compared to the fourth quarter of 2008 reflecting streamlining and cost reduction initiatives coupled with the receipt of research and product development funding totalling $0.8 million during the fourth quarter of 2009.

•                  Recovery of current income taxes for the fourth quarter of 2009 was $10.4 million, reflecting a gain recorded in connection with the transaction with the trustees of Algonquin Power Income Fund.

The information in this section of our MD&A was obtained from our quarterly unaudited consolidated financial statements, which are denominated in US dollars and have been prepared in accordance with Canadian GAAP. This information is, in the opinion of management, prepared using accounting policies consistent with the audited consolidated financial statements and includes all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

6                  Liquidity and Capital Resources

A discussion of cash flow, liquidity, credit facilities, and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

	Years ended		Change
(Thousands of US Dollars)	2009	2008	$	%
EBITDA loss	(18,486)	(14,424)	(4,062)	(28)%
Other income	41	1,325	(1,284)	(97)%
Change in non-cash working capital	(3,632)	4,817	(8,449)	(175)%
Other items	10,992	1,524	9,468	621%
Cash used in operating activities	(11,085)	(6,758)	(4,327)	(64)%

Changes in cash used in operating activities in 2009 compared to 2008 are discussed below.

•                  EBITDA loss increased $4.1 million or 28% as more particularly described in Section 3 - Operating Results of this MD&A.

•                  Other income decreased $1.3 million or 97% as a result of $0.8 million of lower interest income, net, $0.3 million of increased provincial capital tax resulting from certain elections filed in connection with the APIF Transaction, and $0.2 million of lower foreign currency gains. The decrease in lower interest income, net, was the result of lower interest rates and a lower asset base. The decrease in foreign currency gains resulted from variations in the US dollar relative to the Canadian dollar and the euro during 2009.

•                  Changes in non-cash working capital increased $8.4 million as more particularly described in our Section 4 - Financial Condition of this MD&A.

•                  Other items increased $11.0 million or 621% primarily as a result of the recovery of income taxes of $10.4 million. This resulted from the closing of the APIF Transaction, which generated proceeds of $10.4 million, prior to transaction costs.

At current operating levels, we anticipate consuming between $10.0 million and $15.0 million in 2010 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures. In the event that we are successful in securing orders in excess of our basecase revenue outlook, our cash requirements would increase.

Cash Provided by (Used in) Investing Activities

	Years ended December 31
(Thousands of US Dollars)	2009	2008	Change
Cash provided by (used in) investing activities	$(1,465)	$13,017	$(14,482)	(111)%

Cash used in investing activities was $1.5 million in 2009, a decrease of $14.5 million or 111% compared to 2008. The $1.5 million of cash used in investing activities reflects a $0.7 million increase in restricted cash as well as $0.8 million of capital expenditures.

Cash Provided by (Used in) Financing Activities

	Years ended December 31
(Thousands of US Dollars)	2009	2008	Change
Cash provided by (used in) financing activities	$108	$(118)	$226	191%

Cash provided by financing activities was $0.1 million in 2009, an increase of $0.2 million compared to 2008. and reflects a $0.1 million decrease in deferred research and product development grants and less than $0.1 million of funds received on the exercise of stock options.

Credit Facilities

We utilize a credit facility with Dexia Bank (“Dexia”), a Belgian based financial institution, to better manage our short-term cash requirements and to support letters of guarantee provided to customers. As at December 31, 2009, we had operating lines of credit up to 3.5 million euro or $5.0 million, dependant on qualified orders, compared to $11.5 million as at December 31,

2008. The change in the available lines of credit from December 31, 2008 is the result of the termination of the credit facility with a Canadian chartered bank and the establishment of a new credit facility with Dexia. As at December 31, 2009 and 2008, we had no indebtedness on our credit facilities.

Pursuant to the terms of a new credit facility, with Dexia, Hydrogenics Europe NV (the “Borrower”), a wholly-owned Belgian based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia, to a maximum of 2.0 million euro, along with a maximum of 1.5 million euro for general business purposes. The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1.0 million euro first charge secured against all the assets of the Borrower. This credit facility, which may be increased by an additional 1.5 million euro in certain circumstances, contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities, of not less than 25%, and ensure that its intercompany account with Hydrogenics Corporation does not fall below a certain level. As at December 31, 2009, the solvency covenant was 35%. As at December 31, 2009, the intercompany account was in compliance with these covenants.

The amount of the available line of credit is reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by Dexia. As at December 31, 2009, there is no availability under this line of credit as the Corporation has not submitted any sales orders for approval.

Financial Instruments, Long-term Debt, Commitments and Contingent Off-balance Sheet Arrangements

The Corporation’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table:

Financial Instruments

Risk
Market Risks
Financial Instruments	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash	X		X	X
Short-term investments	X		X	X
Accounts receivable	X		X
Grants receivable	X		X
Accounts payable and accrued liabilities		X	X

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents and short-term investments is minimized by ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed by management to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information on the customers’ liquidity and potential going concern problems. In addition, progress payments are generally required by customers as contracts are executed, which generally results in between 35% and 100% of a contract value being collected before shipments are made. Where credit terms are extended beyond shipment, terms are generally not granted beyond 60 days. We maintain provisions for potential credit losses and any such losses to date have been insignificant.

Credit risk associated with grants receivable is substantially minimized by ensuring funding agreements are accepted from government entities or well capitalized corporations.

Foreign currency risk

While our functional currency is the US dollar, we conduct a significant portion of our business in foreign currencies including the Canadian dollar and euro.    Monetary assets and liabilities denominated in foreign currencies are affected by changes in the exchange rate between the US dollar and these foreign currencies.

Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations. Our foreign exchange risk management program includes the use of foreign exchange currency forward contracts to fix the exchange rates on short-term Canadian dollar and euro denominated transactions and commitments.

Interest rate risk

Interest rate risk arises because of the fluctuation in market interest rates. We are subject to interest rate risk on our cash and cash equivalents and short-term investments; however, we do not have any long-term debt and hence are not subject to interest rate risk from borrowings.

Liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our balance sheet and to meet our commitments and obligations in the most cost-effective manner possible.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2009, we had approximately $11.0 million of cash and cash equivalents and restricted cash. Subsequent to year end, we raised $5.0 million, before transaction costs in a registered direct offering of common shares. There are significant uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products.

Throughout 2010 and 2011, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing cash resources to the extent possible.  In the first and fourth quarters of 2009, we took action to streamline our business, including additional headcount reductions as well as additional cost saving measures in order to minimize the impact on our existing cash resources.

As a result of the expected use of our existing cash resources, we anticipate requiring additional funding to meet our anticipated obligations. Such funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. In order to improve our chances of securing funding, we filed a base shelf prospectus on January 4, 2010. We are also pursuing additional traditional and non-traditional sources of financing. There is no assurance we will be successful in our financing efforts or that they will be sufficient.

The condition of the current global economy and credit markets affects our outlook in two primary ways. First, our products depend, to some degree, on general world economic conditions and activity.  If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit.  Our business is dependent on purchasers of our products having access to adequate levels of credit.  If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result. Given these uncertainties, we will continue to monitor our operating strategy.

Commitments

The following table of our material contractual obligations as of December 31, 2009, sets forth the aggregate effect that these obligations are expected to have on our cash flows for the periods indicated:

(Thousands of US Dollars)

Payments due in	Operating Leases	Total
2010	$1,039	$1,039
2011	587	587
2012	589	589
2013	501	501
2014 and thereafter	415	415
	$3,131	$3,131

We cannot be certain we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain planned levels of operations.

Contingent Off-balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As a result of the Government of Canada’s commitment to developing domestic alternative energy technologies, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received $12.7 million of funding toward agreed upon R&D project costs. Pursuant to the agreements, the funding parties have a right to receive as repayment, between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technologies and in one case, 0.53% of our OnSite Generation business unit’s gross business revenues. To date, we have recognized $51.3 million in revenues from these technologies and recorded a repayable amount of $0.3 million. At this time, the amount of further product revenues to be recognized is uncertain, and accordingly no further liabilities for repayment have been accrued. These arrangements expire up to March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we believe these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

In 1998, Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Ministry of Industry of the Canadian government, to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand Stuart Energy’s scope of work and resulted in Stuart Energy receiving a total of $5.6 million of funding from TPC. Pursuant to the amended TPC agreement, Stuart Energy undertook to repay 150% of the funds advanced by TPC, or $14.2 million (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to make royalty payments against the Repayable Loan Amount on April 1, 2007. In accordance with the terms of the amended agreement, Stuart Energy (now the Corporation) is required to make payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. To date, we have recognized $51.3 million in revenues and recorded a repayable amount of $0.3 million.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

7        Critical Accounting Policies and Estimates

A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Critical accounting estimates are those that require an entity to make assumptions about matters that are highly uncertain at the time the estimate is made. As well, to be “critical”, the estimate must be subject to significant change, either by virtue of the degree of uncertainty involved, or because the volatility of the situation can create differences from period to period.

The preparation of consolidated financial statements in conformity with Canadian GAAP and including related disclosures requires management to make estimates and assumptions that affect: (i) the amounts reported for assets and liabilities; (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and (iii) the amounts reported for revenues and expenses during the reporting period.

Specifically, we must use estimates in determining the economic useful lives of assets,. Therefore, our consolidated financial statements and related disclosures are necessarily affected by these estimates. We evaluate these estimates on an ongoing basis, utilizing historical experience and other methods considered reasonable in the particular circumstances. Nevertheless, actual results could differ significantly from these estimates. To the extent that actual outcomes differ from estimates, or additional facts and circumstances cause management to revise estimates, our financial position as reflected in our consolidated financial statements will be affected. Any effects on business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

This section discusses the critical accounting estimates and assumptions management has made and how they affect the amounts reported in the consolidated financial statements. We consider these estimates to be an important part of understanding our consolidated financial statements. We have discussed the development, selection and application of our key accounting policies and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board of Directors, and it has reviewed the disclosures described in this section.

Valuation of Goodwill

We account for our business acquisitions using the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgement, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill has been recorded as a result of our acquisitions of Stuart Energy and Greenlight Power Technologies Inc. Goodwill is tested for impairment annually, or more frequently if events and circumstances indicate the asset might be impaired. We have selected our fourth quarter as our annual testing period for goodwill. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flow approach and the market approach, which utilizes comparable companies’ data. To determine fair value using the discounted cash flow approach, we use estimates that include: (i) revenues; (ii) expected growth rates; (iii) costs; and (iv) appropriate discount rates. Significant management judgment is required in forecasting future operating results. Should different conditions prevail, material impairments of goodwill could occur.

Product Warranty Provision

We typically provide a warranty for parts and labour for up to one year, for certain operating specifications such as product efficiency. Warranty obligations are recognized at the time of sale based on the estimated warranty costs we expect to incur. These estimates are based on a number of factors including our historical warranty claims and cost experience and the type and duration of warranty coverage. Warranty expense is recorded as a component of cost of revenues. Additional information related to our warranty provision is contained in note 11 of our consolidated financial statements.

Stock-based Compensation

The estimated fair value of stock option awards granted to employees as of the date of grant is recognized as a compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as an expense over the period in which the related goods or services are rendered. The determination of the fair value of stock awards includes the use of option pricing models and the use of estimates for expected volatility, option life and interest rates.

Allowance for Doubtful Accounts

We record an allowance against accounts receivable for accounts we anticipate may not be fully collectible. This allowance is based on our best estimate of collectibility, taking into account the specific circumstances of the transaction and knowledge of the particular customer.

Provision for Obsolete Inventory

We record a provision against inventory when we determine its potential future use in the production of commercial products is unlikely. Due to the nature of our operations, which include significant R&D activities and prototype projects, we actively monitor raw materials inventory to ensure they are consumed in operations in a timely manner. However, as products or R&D efforts change and the use of certain raw materials inventory becomes doubtful, a provision is taken against the carrying value of this inventory.

Provisions for Costs to Complete Contracts in Progress

Due to the nature of some of our activities including some prototype projects and continuously evolving product cost reductions, we record a provision against work-in-process inventory where we determine that the total value of work in process plus costs to complete the contract exceed the selling price. When we anticipate total costs of the project to exceed the selling price, we take a provision against the carrying value of this inventory.

Valuation of Future Income Tax Assets

Significant management judgement is required in determining the valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in a jurisdiction, these profits are taxed pursuant to the tax laws of that jurisdiction. We record a valuation allowance to reduce our future income tax assets recorded on our balance sheet to the amount of future income tax benefit that is more likely than not to be realized. We have recorded a full valuation allowance to reflect the uncertainties associated with the realization of our future income tax assets based on management’s best estimates as to the certainty of realization.

8        Recent Accounting Pronouncements

A discussion of generally accepted accounting principle developments that have, will, or might affect the Corporation

Recently Issued Accounting Standards

Our accounting policies are described in notes 2 and 3 of our consolidated financial statements. We have adopted the following changes to our accounting policies:

(i)           Canadian standards

In February 2008, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced existing Handbook Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standards introduced changes to the recognition, measurement and disclosure of goodwill and intangible assets. The new standards also provide guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Handbook Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier adoption encouraged. We adopted this standard effective January 1, 2009.  The adoption of this standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

(ii)          US standards

The following changes only apply to note 20 of the consolidated financial statements.

Effective July 1, 2009, the Corporation adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification”).  The Codification is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US generally accepted accounting principles (“US GAAP”). Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. References made to FASB guidance throughout this document have been updated for the Codification.  The adoption of the Codification did not have a material impact on our consolidated results of operations and consolidated financial position.

In December 2007, FASB issued FASB ASC Topic 805, Business Combinations (“ASC 805”).  The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition related costs incurred.  We adopted ASC 805 on January 1, 2009 and will apply it prospectively to business combinations (and related non-controlling interest, if any) completed on or after this date.

In September 2006, the FASB issued FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value.  ASC 820 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. We adopted this new guidance effective January 1, 2008. This standard did not change our consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. We adopted this guidance effective January 1, 2009.  The adoption of this guidance did not have a material impact on our results of operations and consolidated financial position.

In April 2009, the FASB issued amendments to ASC 820 (“ASU 2009-05”). ASU 2009-05 requires disclosures, in interim reporting periods and in financial statements for annual reporting periods, regarding the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not on the Corporation’s balance sheet. ASU 2009-05 is effective for interim reporting periods ending after June 15, 2009.  We adopted the disclosures required under this standard effectively for the year ended December 31, 2009. While the adoption of ASU 2009-05 impacted our disclosures, it did not have an impact on our results of operations or consolidated financial condition.

In May 2009, the FASB issued ASC 855, Subsequent Events (“ASC 855”), which was effective for the Corporation during 2009.  ASC 855 sets forth the circumstances and the period after the balance sheet date for which an entity should evaluate events for recognition or disclosure in its financial statements.  In addition, ASC 855 identifies the disclosures that an entity should make about such events.  We adopted ASC 855 in 2009 and have evaluated subsequent events from December 31, 2009, through to the date of issuance of the consolidated financial statements in accordance with the statement.  Adoption of ASC 855 did not have an effect on our results of operations and consolidated financial position.

The Corporation will be adopting the following changes to its accounting policies in the future.

(i)           Canadian standards

In January 2009, the CICA issued Handbook Sections 1582, “Business Combinations”; 1601, “Consolidated Financial Statements”; and 1602, “Non-controlling Interests.”  These sections replace the former Handbook Section 1581, “Business Combinations” and Handbook Section 1600, “Consolidated Financial Statements,” and establish a new section for accounting for a non-controlling interest in a subsidiary.  Handbook Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Corporation is currently assessing the effect these standards may have on our results of operations and consolidated financial position.

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Corporation’s period of adoption. The Corporation is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

(ii)          International Financial Reporting Standards

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable enterprises. While IFRS uses a conceptual framework similar to Canadian GAAP there are significant differences in accounting policies that must be evaluated. As well, more disclosures will be required under IFRS.

The Corporation’s IFRS conversion project began in 2008. A project plan and project team, including an external advisor, were established. The project philosophy is to retain current accounting practices and policies where possible, to minimize the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors.

The IFRS conversion project consists of three (3) discrete phases: (i) diagnostic; (ii) design & planning/solution development; and (iii) implementation. To date, the IFRS conversion project team has completed the Diagnostic phase. This involved a high-level review of the major differences between Canadian GAAP and IFRS. This assessment has provided insight on the high risk and complex areas relating to the conversion. These areas include revenue, impairment of assets, provisions, contingent liabilities and contingent assets and alternatives available under the IFRS standard IFRS 1 — First-time Adoption of IFRS (“IFRS 1”).

The associated table addresses certain elements of the conversion plan, and an assessment of our progress. The Corporation’s project team is working through a detailed project plan and expects certain project activities and milestones could change. Given the progress of the project and outcomes identified, we could change our intentions between the time of communicating the key milestones below and the changeover date. Further, changes in regulation or economic conditions at the date of the changeover or during the project could result in changes to project activities communicated in the following chart.

Financial Statement Preparation

Key Activity	Milestones/Target Dates	Progress to December 31, 2009	Management Comments
Identify the major differences in accounting policies between Canadian GAAP and IFRS.	Complete IFRS diagnostic by December 31, 2009 identifying the major differences between Canadian GAAP and IFRS.	Completed.

Based on the work carried out to date, it is expected the implementation of the following IFRS standards will most likely have the greatest impact on the Corporation’s consolidated financial statements in 2011: (i) elections made under IFRS 1: First-time Adoption of IFRS; (ii) IAS 11 and 18: Revenues; (iii) IAS 36: Impairment of Assets; (iv) IAS 37: Provisions, Contingent Liabilities and Contingent Assets; and (v) IAS 17: Leases.

The Corporation is not yet able to quantify the impact on the consolidated financial statements and anticipates being able to make such quantification later in 2010.

Select Hydrogenics’ ongoing IFRS policies.	Senior management approval of all significant IFRS accounting policy choices by summer of 2010.	In progress.

An in-depth analysis of the Corporation’s accounting policy choices is currently underway. The Corporation’s progress to date has resulted in several preliminary conclusions/assessments as noted below.

Develop consolidated financial statement format.	Senior management approval of financial statement format by summer of, 2010.	In progress.

The Corporation has developed an initial set of IFRS consolidated financial statements and is working on various supplemental disclosure items including the notes to the consolidated financial statements.

Quantify effects of change in initial IFRS disclosure and 2011 consolidated financial statements.	Complete quantification of changes in initial IFRS disclosure later in 2010.	Not yet started.	The Corporation anticipates commencing this activity in the second quarter of 2010.

Internal Control Over Financial Reporting

Key Activity	Milestones/Target Dates	Progress to December 31, 2009	Management Comments

Assess if new controls are required. If required, design new controls and develop test plans to address initial reporting of IFRS consolidated financial statements, including related note disclosures as well as on going financial reporting later in 2010.

	All key control and design effectiveness implications will be assessed as part of the IFRS differences and accounting policy choices during the first half of 2010.	Not yet started.

The certifying officers plan to complete the design and initially evaluate the effectiveness of these controls in the third quarter of 2010 to prepare for certification under IFRS in 2011.

At this time, the Corporation does not anticipate the transition to IFRS will have a significant impact on its internal control systems.

Information Technology

Key Activity	Milestones/Target Dates	Progress to December 31, 2009	Management Comments
Ensure that the impact of IFRS on the Corporation’s information technology (“IT”) systems are IFRS compliant, including program upgrades and changes as well as gathering data for disclosures.	Complete analysis of existing IT systems to ensure that systems are able to capture all the necessary data required under IFRS by the second quarter of 2010 and identify deficiency areas.	Not yet started.	At this time, the Corporation does not anticipate the transition to IFRS will have a significant impact on its information systems.

Financial Reporting Expertise

Key Activity	Milestones/Target Dates	Progress to December 31, 2009	Management Comments
Ensure management and its employees have the technical knowledge to lead the IFRS conversion and implement the accounting changes throughout the organization.

Identify resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business by December 31, 2009 and training of key finance and operational staff to be delivered in 2010.

		In progress.	Commenced in 2009 and to continue in 2010.

Ensure the Audit Committee members are sufficiently knowledgeable about IFRS to evaluate management’s selection of accounting policy choices permitted under IFRS and to consider the impact of IFRS conversion on the various aspects of the Corporation’s operations.

Education and information regarding IFRS to be provided to members of the Board of Directors (including Audit Committee members) on a quarterly basis commencing with the first quarter of 2010 and include a review of the timeline for implementation, the implications of IFRS standards to the business and an overview of the impact to the consolidated financial statements (as experienced by comparable companies).

		In progress.	Initial orientation carried out in 2009. Quarterly sessions progressing as planned.

The Corporation has completed an assessment of the impacts of adopting IFRS based on the standards as they currently exist, and has identified those having the greatest potential to affect the Corporation’s accounting policies, financial reporting and information systems requirements upon conversion to IFRS.  The assessment to date has found that there are likely to be no material differences to the majority of the line items appearing in the Corporation’s consolidated balance sheet and consolidated statement of operations from what has been reported under Canadian GAAP if the recognition and measurement provisions of IFRS were applied. It should be noted that in making this assessment, a full conversion exercise considering every recognition, measurement, presentation and disclosure differences that exist between the two bases of accounting (i.e. Canadian GAAP and IFRS) has not been completed, and accordingly, our assessment may change over time. Set forth below is a summary of certain relevant accounting differences between Canadian GAAP and IFRS and their possible impacts on the consolidated financial statements of the Corporation.

(i)    IFRS 1.  In accordance with IFRS 1, we expect to apply certain optional exemptions from full retrospective application of IFRS. The optional exemptions expected to be applied are summarized below.

•      Business combinations. We expect to apply the business combinations exemption in IFRS 1 and to not apply IFRS 3 - Business Combinations retrospectively to business combinations. Accordingly, we will not restate business combinations that took place prior to the January 1, 2010 transition date or modify the carrying amounts arising on business combinations occurring before the transition date.

•      Fair value or revaluation as deemed cost. We do not expect to elect to measure certain items of property, plant and equipment at fair value as at January 1, 2010 or revalue amounts previously determined under Canadian GAAP. Accordingly, we will record out property plant and equipment at the carrying value as determined under IFRS as at January 1, 2010.

•      Employee benefits. We expect to elect to recognize all cumulative actuarial gains and losses as at January 1, 2010. Cumulative actuarial gains and losses that existed at the transition date will be recognized in opening retained earnings for the Corporation’s employee benefit plan.

•      Cumulative translation differences. We expect to elect to set the previously accumulated cumulative translation balances to zero at January 1, 2010.

•      Share-based payment transactions. IFRS 2 - Share-based Payment Transactions (“IFRS 2”) only requires recognition of equity instruments in respect of share-based payment transactions granted prior to the transition date. We expect to apply IFRS 2 to equity instruments granted after November 7, 2002 that have not vested by the transition date.

(ii)   Impairment of assets.  Canadian GAAP impairment testing involves two steps, the first of which compares the asset carrying values with undiscounted future cash flows to determine whether impairment exists. If the carrying value exceeds the amount recoverable on an undiscounted basis, then the cash flows are discounted to calculate the amount of the impairment and the carrying values are written down to estimated fair value. IAS 36, Impairment of Assets, uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may result in more frequent writedowns where carrying values of assets were previously accepted under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

(iii)  Revenue. Under IFRS, revenue is allocated and recognized for each element if fair value can be reliably measured, provided that stand-alone value exists from a customer perspective. As a result, the Corporation may recognize revenue earlier than under Canadian GAAP in certain instances. Under Canadian GAAP, vendor specific objective evidence (“VSOE”) for the undelivered element in a multiple element arrangement has to exist in order to recognize revenue for the delivered elements.

(iv)  Provisions, Contingent Liabilities and Contingent Assets. A provision is defined as a liability of uncertain timing or amount. There is no separate standard in Canadian GAAP that deals with the recognition of provisions, therefore, although the Corporation may not have recorded a significant amount of provisions in the past, it may have additional provisions under IFRS. IFRS requires that an entity record a provision when the following conditions are met: (1) if the Corporation has a present obligation (legal or constructive) as a result of a past event; (2) it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle an obligation; and (3) a reliable estimate can be made of the amount of the obligation.

(v)   Leases. Under Canadian GAAP, the classification of a lease as either operating lease or capital (finance) lease is based on formal criteria. IFRS, however, does not use such formal quantitative thresholds to determine the type of a lease. Therefore, the application of IAS 17 — Leases, can result in a different classification of lease transactions.

(vi)         US standards

In October 2009, FASB issued amendments to ASC 605, Revenue Recognition (“ASU 2009-13”) and amendments to ASC 985, Software (“ASU 2009-14”). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We do not expect adoption of ASU 2009-13 or ASU 2009-14 to have a material impact on our consolidated results of operations or consolidated financial condition.

9        Outlook

The outlook for our business in 2010

Current Market Environment

Recent market events and the resulting tightening of credit continues to reduce available liquidity and overall economic activity. While governments around the world have taken unprecedented actions to limit the impact of these events, it is still too early to assess the duration of this slowdown. As a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. For example, as a result of the financial crisis in the credit markets, the direction and relative strength of many economies have become increasingly uncertain. If economic growth in leading or emerging economies is slowed, our current or potential customers may continue to delay or reduce purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which could materially and adversely affect our business, results of operations and consolidated financial position.

Over the past few years, the Corporation has taken significant steps to streamline its operations and consolidated financial position to better face a difficult economic situation. During the first and fourth quarters of 2009, in order to further streamline operations, the Corporation reduced its headcount as well as implementing additional cost saving measures in order to maximize the Corporation’s cash resources. We have no funded or secured debt obligations outstanding and maintain an order backlog of $19.7 million as at December 31, 2009 spread across numerous geographical regions.

Recently, we have witnessed governments in many jurisdictions show a willingness to increase spending on alternative energy projects to stimulate the economy and we believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States of America, which will positively impact our business. However, as no business is immune to a slowdown in the economy, we have experienced adverse effects of the recent economic downturn in 2009.  The Corporation closely monitors its exposure to the following potential risks, which could impact future profitability and cash flows: (i) sustained lower levels of orders, higher cancellation rates or significant delay of orders, any one of which would require production adjustments; and (ii) lower available customer financing, which could affect our customers’ ability to finance their purchases.

Delivery Outlook

We operate in various markets and in this MD&A, define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives as well as a number of factors beyond our control such as macro economic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market. We caution that readers should not place undue reliance on this assessment and refer to our forward-looking statement on page 63 of this MD&A.

Relevant Market	Economic Activity in 2009	External and Corporation Specific Considerations	Anticipated Economic Activity in 2010
Industrial Gas	25 units delivered.

We expect GDP growth in emerging markets and developing economies will remain above worldwide average real GDP growth levels over the next three years but lower than recent years.

We expect the rebound from the economic slowdown in 2009 to be slow and historical order levels to resume in the latter part of 2010.

We anticipate revenues and orders delivered will be higher than in 2009.
Hydrogen Fueling Stations	1 unit delivered.

Governments have recently announced initiatives to accelerate the use of hydrogen fueling stations for the transportation sector in Benelux and Germany.

Our continued market presence positions us to secure additional business.

We anticipate revenues and orders delivered will be higher than in 2009.

Renewable Energy Storage	2 units delivered.

Renewable energy storage is continuing to receive considerable attention throughout the world.

We saw growth in this market in 2009 and it has the potential to become our fastest growing market segment in 2010.

We are dedicating more resources to this market opportunity in 2010.

We anticipate revenues and orders delivered will be higher than in 2009.
Backup Power	18 units delivered.

30% tax credit introduced in the US for fuel cell backup power products. Progress with OEMs advancing. Product development initiatives now well advanced.

Significant product cost reductions are being realized.

We anticipate revenues and orders delivered will be higher than in 2009.

Motive/Mobile Power	25 units delivered.

30% tax credit introduced in the US for motive power products.

Our system integration capability is well respected by OEMs. Good progress in bus, truck, utility vehicle and boat markets.

Product development initiatives advanced in 2009.

We anticipate revenues and orders delivered will be lower than in 2009.
Other Power Products	16 units delivered.	Our work on other niche mobility applications will continue with similar revenue targets.	We anticipate revenues and orders delivered will be similar to 2009.

10      Related Party Transactions

A discussion of related party transactions and their relationship to our business

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Corporation and one of our principal shareholders. For the fiscal year ended December 31, 2009, billings by this related company totalled $0.1 million, a decrease of $0.1 million from the $0.2 million billed the previous year. At December 31, 2009, we had an accounts payable balance due to this related company of less than ten thousand dollars. We believe that transactions with this company are consistent with those we have with unrelated third parties. All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

11      Disclosure Controls

A discussion of our disclosure controls and procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of that period.

12      Internal Control over Financial Reporting

A statement of responsibilities regarding internal controls over financial reporting

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Under the supervision of and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements in this annual report, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009.

Changes in Internal Controls Over Financial Reporting

There were no changes during 2009 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

13      Enterprise Risk Management

Enterprise risks and uncertainties facing Hydrogenics and how the Corporation manages those risks

Our definition of business risk

We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations, and the safeguarding of assets within an ethical organizational culture.

Our enterprise risks are largely derived from the Corporation’s business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through rigorous performance planning and effective and efficient business operational management.  We strive to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances.

The following sections summarize the principal risks and uncertainties that could affect our future business results going forward and our associated risk mitigation activities.

Our risk and control assessment process

We use a multi-level enterprise risk and control assessment process that incorporates the insight of employees throughout the Corporation.

At a high level, we carry out an annual risk and control assessment consisting of interviews with senior managers and updates from our ongoing strategic planning process. Additionally, our assessment process incorporates input from internal and external audits, as well as input from management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities and ISO 9001 external audits. Key enterprise risks are identified, defined and prioritized, and risks are classified into discrete risk categories. Results of the annual risk and control assessment and quality audits drive the development of our internal audit program and are presented to senior management and the Audit Committee. Risk assessments are also incorporated back into the Corporation’s strategic planning processes.

We also conduct a quarterly risk assessment review of key business processes to capture changing business risks, monitor key risk mitigation activities and provide ongoing updates and assurance to the Audit Committee.

Lastly, we conduct detailed risk assessments for specific audit engagements and various risk management initiatives (e.g. environmental management system, safety audits, business continuity planning, network and IT vulnerability, and fraud and ethics assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

14      Reconciliation and Definition of Non-GAAP Measures

A description, calculation, and reconciliation of certain measures used by management

Non-GAAP financial measures including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash cperating expenses are used by management to provide additional insight into our performance and financial condition. We believe these Non-GAAP measures are an important part of the financial reporting process and are useful in communicating information that compliments and supplements the consolidated financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our Non-GAAP financial measures to the most directly comparable Canadian GAAP number, disclosure of the purposes of the Non-GAAP measure, and how the Non-GAAP measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

We report EBITDA because it is a key measure used by management to evaluate performance of business units, and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian GAAP or US GAAP and should not be considered an alternative to operating income or net income in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA

(Thousands of US Dollars)

	2009	2008	2007
Net loss	$(9,375)	$(14,319)	$(28,068)
Amortization of property, plant and equipment	984	855	903
Amortization of intangible assets	—	249	251
Impairment of property, plant and equipment	317	—	—
Other income	41	1,325	4,431
Income tax expense (recovery)	(10,371)	116	22
EBITDA	$(18,486)	$(14,424)	$(31,323)

Cash Operating Expenses

We report cash operating expenses because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating expenses is a useful measure in assessing our fixed operating costs.

Cash operating expenses are not based on Canadian or US GAAP and should not be considered an alternative to loss from operations in measuring the Corporation’s performance,

nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock based compensation expenses which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of cash operating expenses. While cash operating expenses were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating expenses as reported by us may not be comparable in all instances to cash operating expenses as reported by other companies.

The following is a reconciliation of cash operating expenses with loss from operations. Cash Operating Costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash Operating Costs

(Thousands of U.S. Dollars)

	2009	2008	2007
Loss from Operations	$(19,787)	$(15,528)	$(32,477)
Less: Gross margin	(3,728)	(7,894)	(4,389)
Less: Windup of test equipment business	—	—	2,016
Less: Stock-based compensation	413	694	1,553
Less: Amortization of property, plant & equipment	984	855	903
Less: Amortization of intangible assets	—	249	251
Less: Impairment of property, plant and equipment	317	—	—
Cash Operating Costs	$21,801	$21,624	$32,143

15      Risks and Uncertainties

Risks and uncertainties facing Hydrogenics

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.

The report of our independent auditors in respect of the 2009 fiscal year contains an explanatory paragraph regarding our ability to continue as a going concern. In addition, while our consolidated financial statements for the year ended December 31, 2009  have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Corporation’s business plan. This plan includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing. We have disclosed in our consolidated financial statements for the year ended December 31, 2009 that there are material uncertainties casting substantial doubt upon our ability to continue as a going concern.

We have sustained losses and negative cash flows from operations since our inception. We expect that this will continue throughout 2010 and 2011. If we do not raise enough additional capital during 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions.  Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

We had filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the US Securities and Exchange Commission on December 31, 2009, to enhance our ability to access the capital markets.  Pursuant to the Form F-3, we may offer up to $16 million of debt, equity or other securities over a 25-month period from December 31, 2009, provided that we cannot issue securities with a value exceeding one-third of our public float (i.e., the aggregate market value of our outstanding common shares held by non-affiliates) in any 12-month period.  On January 14, 2010, we issued common shares and warrants having a value of $11.5 million, which is significantly greater than one-third of our current public float, to two institutional investors in a registered direct offering pursuant to the Form F-3.  As a result, we may not issue any additional securities pursuant to the Form F-3 until January 14, 2011 based on our current public float unless there was a significant increase in the market price of our common shares.  In addition, even if the market price of our common shares were to increase significantly, we could not in any event issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.

In addition, there are other limits on our ability to issue securities to raise additional funding. The Nasdaq generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below market value.  In light of our registered direct offering in January 2010, we may be required to obtain shareholder approval for certain issuances of our securities.

Furthermore, the securities purchase agreement that we entered into with the two institutional investors in connection with the registered direct offering contains certain restrictions that may affect our ability to obtain financing.  See the risk factor “We require shareholder approval to allow an adjustment to the exercise price of our series B warrants, the failure of which could materially adversely affect our flexibility in obtaining necessary financing and our financial condition” for information regarding such restrictions.  In addition, under the securities purchase agreement, we agreed that until April 15, 2010, neither the Corporation nor any of its subsidiaries shall directly or indirectly issue, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any such action with respect to) any of their respective equity or equity equivalent securities, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is convertible into or exchangeable for capital stock and other securities of the Corporation.

There can be no assurances that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

At December 31, 2009, we had approximately $11.0 million of cash and cash equivalents and restricted cash (December 31, 2008 - $22.7 million). Restricted cash of $1.8 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A sustained and broad economic recession could continue to have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate these changes may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Second, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result.

With a sustained or expanding economic downturn, we expect we will continue to experience significant difficulties on a number of fronts, depending on the duration and severity of the downturn. As a result, we may face new risks as yet unidentified, and a number of risks which we ordinarily face and which are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operation of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2009, we derived $12.3 million, or 65%, of revenues from our sales of hydrogen generation products and services, and $6.5 million, or 35%, of our revenues from sales of power products and services. For the year ended December 31, 2008, we derived $31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, $5.6 million, or 15%, of our revenues from sales of power products and services, and $2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2007, we derived $19.6 million, or 52%, of revenues from our sales of hydrogen generation products and services, $6.1 million, or 16%, of our revenues from sales of power products and services, and $12.3 million, or 32%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to be completed in early 2010. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred net losses for the year ended December 31, 2009 of $9.4 million, a net loss of $14.3 million for the year ended

December 31, 2008, and a net loss of $28.1 million for the year ended December 31, 2007. Our accumulated deficit as at December 31, 2009 was $301.0 million, at December 31, 2008 was $291.4 million, and as at December 31, 2007 was $277.1 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2010 and 2011, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

We require shareholder approval to allow an adjustment to the exercise price of our series B warrants, the failure of which could materially adversely affect our flexibility in obtaining necessary financing and our financial condition.

On January 14, 2010, we issued common shares, series A warrants and series B warrants to two institutional investors in a registered direct offering (the “Offering”).  The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between us and the two institutional investors.  The Purchase Agreement requires us to seek shareholder approval (i) to allow an adjustment to the exercise price of the series B warrants below the $12.00 floor price (the “Floor Price”) in certain circumstances and (ii) acknowledging that, as a result of such resolutions, the aggregate number of our common shares deemed to be have been issued in connection with the Offering exceeds a certain shareholder approval threshold pursuant to the rules of the Nasdaq (the “Warrant Resolution”).  We plan on seeking shareholder approval at the May 12, 2010 annual and special meeting of shareholders.  Until the Warrant Resolution is approved, the terms of the series B warrants dictate that no adjustment to the exercise price of the series B warrants shall cause the exercise price to be less than the Floor Price (as adjusted for any dividend, share split, share combination, reclassification or similar transaction).

If we do not obtain shareholder approval, the Purchase Agreement requires us to hold an additional shareholder meeting in each semi-annual period thereafter until shareholder approval is obtained or until shareholder approval is no longer required under the rules and regulations of the Nasdaq or is no longer required to eliminate restrictions on adjustments to the exercise price below the Floor Price set forth in the series B warrants.

In addition, until shareholder approval is obtained, with certain exceptions, we may not, directly or indirectly, issue or sell, or in accordance with the terms of the warrants, be deemed to have issued or sold, any common shares for consideration per common share less than the Floor Price at any time while any of the warrants are outstanding without the prior written consent of each investor, which consent may be granted or withheld in each investor’s sole discretion.  Until shareholder approval is obtained, we are not able to issue, or be deemed to have issued, certain other securities (including options or shares of common stock to directors, officers or employees of Hydrogenics pursuant to an employee benefit plan, certain convertible securities or unregistered common shares to a person who enters into a strategic alliance with us) for less than the fair market value of the common shares at the time such securities are issued or are deemed to be issued. Our Board of Directors and management of the Company believe that the failure to obtain shareholder approval for the Warrant Resolution may materially adversely affect the Company’s flexibility in obtaining any necessary financing and our financial condition.

We are currently involved in litigation with Alpha Capital Anstalt, the outcome of which could adversely affect our financial condition.

Alpha Capital Anstalt (“Alpha”) filed suit against Hydrogenics and two of our officers on February 23, 2010 in the Supreme Court of the State of New York (County of New York) regarding our share consolidation, which was completed on March 12, 2010.

We issued common shares and warrants to Alpha and another institutional investor in the Offering (described above). Under the terms of the Offering, Alpha and the other institutional investor each paid $2,500,000 for 250,000 common shares, 119,678 series A warrants and 130,323 series B warrants of the Corporation.

In its complaint, Alpha alleges that our share consolidation triggers a put right pursuant to the terms of the warrants and gives rise to breach of contract, negligent misrepresentation and fraud claims.  Alpha is seeking damages of at least $2,000,000 plus interest, costs and fees with respect to the alleged put right and damages of at least $1,375,000 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims.  We have also received correspondence from the other institutional investor making similar allegations.

While we believe the claims are without merit and we are taking such action as is advised to protect our interests, the outcome of litigation is inherently uncertain, and an unfavorable outcome to the above litigation matter could have an adverse effect on our financial condition and threaten our viability. In addition, we expect that our legal fees and expenses will be substantial so long as this matter remains outstanding.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

To date, a relatively limited number of customers has accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 27% of revenues for the year ended December 31, 2009, 35% of our revenues for the year ended December 31, 2008, and 26% of our revenues for the year ended December 31, 2007. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent the Canadian dollar or the euro strengthens against the US dollar, we may incur net foreign exchange losses on our net consolidated monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in US dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euros. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.

We carry insurance that we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.

Goodwill arising from our acquisition of Stuart Energy in 2005 comprise approximately 14.8% of our total assets as at December 31, 2009, 10.6% of our total assets as at December 31, 2008 and 8% of our total assets as at December 31, 2007. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:

•        the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•        the future cost of hydrogen and other fuels used by our fuel cell systems;

•        the future cost of the membrane electrode assembly used in our fuel cell systems;

•        the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation systems;

•        the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;

•        government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;

•        the manufacturing and supply costs for fuel cell components and systems;

•        the perceptions of consumers regarding the safety of our products;

•        the willingness of consumers to try new technologies;

•        the continued development and improvement of existing power technologies; and

•        the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.

If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.

The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry specific government regulations in Canada, the European Union and the United States, as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect we will encounter industry specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force, or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or cylinders or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end users, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.

Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.

Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent on our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that OEMs, governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent on our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely on third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers and that could adversely affect our ability to produce commercially viable products.

We may not be able to manage successfully the anticipated expansion of our operations.

The uneven pace of our anticipated expansion in facilities, staff and operations may place serious demands on our managerial, technical, financial and other resources. We may be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will continue to be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part on our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in young markets and there are a limited number of people with the appropriate combination of skills needed to provide the services our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends on retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:

•          diversion of management’s attention from other business concerns;

•          failure to effectively assimilate our acquired technology, employees or other assets into our business;

•          the loss of key employees from either our current business or the acquired business; and

•          assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part on our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

We have manufactured most of our products for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale. In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products. We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of hydrogen generation, fuel cell test and diagnostic equipment, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a relatively short period of time. Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends on our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The prices of fuel cell and hydrogen generation products are dependent largely on material and manufacturing costs. We cannot guarantee we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.

Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:

•                        any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•                        any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. For instance, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licences in favour of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others. However, we cannot be sure we will obtain such licences or that the terms of any offered licences will be acceptable to us. Our failure to obtain a licence from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part on our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:

•                        pay substantial damages;

•                        cease the development, manufacture, use, sale or importation of products that infringe on such intellectual property rights;

•                        discontinue processes incorporating the infringing technology;

•                        expend significant resources to develop or acquire non-infringing intellectual property; or

•                        obtain licences to the relevant intellectual property.

We cannot offer any assurance we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licences to the intellectual property we are found to be infringing on would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.

We would be classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is “passive income,” or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on the structure of the Corporation, and the composition of our income and assets, the Corporation does not believe that it was a PFIC for the taxable year ended December 31, 2009 or its prior taxable year. However, there can be no assurance that the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that a US Holder (as defined below) holds our common shares, such holder may be subject to an increased United States federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain “excess distributions” (as defined in the United States Internal Revenue Code of 1986, as amended).

US Holders should consult their own tax advisors concerning the United States federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares. General Motors currently owns approximately 10.8% of our outstanding common shares. In addition, each of Alpha and Iroquois Master Fund Ltd. currently owns approximately 5.9% of our outstanding common shares, as well as 119,678 series A warrants (representing the right to acquire the equivalent number of common shares) and 130,323 series B warrants of the Company (representing the right to acquire the equivalent number of common shares). Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

In addition to General Motors’ current ownership of our common shares, pursuant to our strategic alliance with General Motors, for so long as General Motors holds at least 10% of our outstanding shares, if any of our founders, Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer: (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the shares to General Motors. Moreover, if we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully diluted number of common shares that it holds, subject to certain limited exceptions. We have also agreed that one director nominated by General Motors shall be included in the slate of directors that is presented to shareholders for approval at our general meeting. As a principal shareholder and party to the strategic alliance and representative on our Board , General Motors has the ability to influence our corporate actions and in a manner that may be adverse to shareholder interests.

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While Nasdaq and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on Nasdaq and the TSX. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

US investors may not be able to enforce US civil liability judgments against us or our directors and officers.

We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for US holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of US courts obtained in actions against us or such persons predicated on the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated on the US federal securities laws.

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:

•                              performance of other companies in the fuel cell or alternative energy business;

•                              news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or

•                              changes in general economic conditions.

As at March 25, 2010 there were 239,162, on a post-consolidation basis, options to purchase our common shares, 239,356 series A warrants and 260,646 series B warrants. If these securities are exercised, our shareholders will incur substantial dilution.

A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As at March 25, 2010, we have issued and outstanding 239,162 options to purchase our common shares at an average price of CA$ 65.71 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, our shareholders could experience significant dilution. As of March 25, 2010, we also have 239,356 series A warrants and 260,646 series B warrant issued and outstanding, whereby each warrant entitles the holder to purchase a common share. To the extent such series A warrants and series B warrants are exercised, our shareholders could experience significant dilution.

16 Forward-looking Statements

Caution regarding forward-looking statements

This MD&A constitutes “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans”, “expects”, or “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; inability to obtain shareholder approval to allow an adjustment to the exercise price of our series B warrants; unfavourable outcome of our litigation with Alpha Capital Anstalt; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet the listing requirements of Nasdaq; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2010 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Management’s Report on Internal Control Over Financial Reporting

Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It includes those policies and procedures that:

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s financial statements.

•                  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2009, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as at December 31, 2009, the Corporation’s internal control over financial reporting was effective.

Hydrogenics’ internal control over financial reporting as at December 31, 2009, has been audited by PricewaterhouseCoopers LLP, independent auditors, who also audited the Corporation’s consolidated financial statements for the year ended December 31, 2009.  As stated in the Independent Auditors’ Report to the Shareholders of the Corporation, PricewaterhouseCoopers LLP, express an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Daryl Wilson President and Chief Executive Officer	Lawrence Davis Chief Financial Officer

March 25, 2010

Mississauga, Ontario

Independent Auditors’ Report

To the Shareholders of Hydrogenics Corporation

We have completed integrated audits of Hydrogenics Corporation’s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Hydrogenics Corporation as at December 31, 2009 and December 31, 2008, consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2009 and for each of the years in the three year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Hydrogenics Corporation’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report entitled Management’s Responsibility for Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 25, 2010

Comments by Independent Auditors on Canada — US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the 2009 consolidated financial statements of Hydrogenics Corporation. Our report to the shareholders on the consolidated financial statements dated March 25, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 25, 2010

Hydrogenics Corporation

Consolidated Balance Sheets

(in thousands of US dollars)

	December 31 2009	December 31 2008

Assets

Current assets
Cash and cash equivalents	$9,159	$21,601
Restricted cash	1,603	1,130
Accounts receivable (note 6)	3,685	3,974
Grants receivable	490	505
Inventories (note 7)	11,746	10,101
Prepaid expenses	1,270	1,161
	27,953	38,472

Restricted cash	240	—
Property, plant and equipment (note 8)	3,169	4,082
Goodwill	5,446	5,025
	$36,808	$47,579

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$14,782	$17,298
Unearned revenue	4,546	4,785
	19,328	22,083

Deferred research and development grants	—	13
	19,328	22,096

Shareholders’ Equity
Common shares (nominal par value)	307,038	307,000
Contributed surplus	16,713	16,300
Deficit	(300,795)	(291,420)
Accumulated other comprehensive loss	(5,476)	(6,397)
Total deficit and accumulated other comprehensive loss	(306,271)	(297,817)
	17,480	25,483
	$36,808	$47,579
Going concern (note 1)
Contingencies, guarantees and commitments (notes 12 and 13)

Douglas Alexander	Norman Seagram
Chairman	Director

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

	2009	2008	2007

Revenues	$18,841	$39,340	$37,990

Cost of revenues	15,113	31,446	33,601
	3,728	7,894	4,389
Operating expenses
Selling, general and administrative	16,995	15,022	24,006
Research and product development (note 11)	5,219	7,296	9,690
Windup of test equipment business (note 5)	—	—	2,016
Impairment of property, plant and equipment (note 8)	317	—	—
Amortization of property, plant and equipment	984	855	903
Amortization of intangible assets	—	249	251
	23,515	23,422	36,866
Loss from operations	(19,787)	(15,528)	(32,477)

Other income (expenses)
Sale of assets	—	44	—
Loss on disposal of property, plant and equipment	(14)	—	(308)
Provincial capital tax	(154)	170	(127)
Interest	169	923	2,249
Foreign currency gains	40	188	2,617
	41	1,325	4,431

Loss before income taxes	(19,746)	(14,203)	(28,046)
Provision for (recovery of) income taxes (notes 2 and 16)	(10,371)	116	22
Net loss for the year	$(9,375)	$(14,319)	$(28,068)

Net loss per share
Basic and diluted (note 17)	$(2.54)	$(3.89)	$(7.64)

Weighted average number of common shares outstanding (note 17)	3,697,740	3,683,226	3,671,916

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Consolidated Statements of Cash Flows

(in thousands of US dollars)

	2009	2008	2007

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the year	$(9,375)	$(14,319)	$(28,068)
Items not affecting cash
Amortization of property, plant and equipment	1,326	1,106	1,611
Amortization of intangible assets	—	249	251
Impairment of property, plant and equipment	317	—	—
Unrealized foreign exchange losses (gains)	(148)	695	29
Stock-based compensation expense	413	694	1,553
Loss on disposal of property, plant and equipment	14	—	308
Net change in non-cash working capital (note 18)	(3,632)	4,817	(4,100)
	(11,085)	(6,758)	(28,416)
Investing activities
Decrease in short-term investments	—	15,032	39,318
Increase in restricted cash	(713)	(1,130)	—
Purchase of property, plant and equipment	(752)	(929)	(1,331)
Proceeds from sale of asset	—	44	—
	(1,465)	13,017	37,987

Financing activities
Repayment of long-term debt	—	(11)	(83)
Deferred research and development grants	70	(235)	204
Common shares issued (purchased and cancelled), net of issuance costs	38	128	(169)
	108	(118)	(48)

Increase (decrease) in cash and cash equivalents during the year	(12,442)	6,141	9,523

Cash and cash equivalents — Beginning of year	21,601	15,460	5,937
Cash and cash equivalents — End of year	$9,159	$21,601	$15,460

Supplemental disclosure
Interest paid	$11	$17	$52
Income taxes paid	87	118	63

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except for share and per share amounts)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity

Balance at Dec. 31, 2006	3,676,659	$307,376	$13,718	$(249,033)	$(5,304)	$66,757

Net loss for the year	—	—	—	(28,068)	—	(28,068)
Foreign currency translation adjustments	—	—	—	—	311	311
Comprehensive loss	—	—	—	—	—	(27,757)

Shares issued:
Shares returned to treasury	(6,031)	(504)	335	—	—	(169)
Stock-based compensation expense	—	—	1,553	—	—	1,553
Balance at Dec. 31, 2007	3,670,628	306,872	15,606	(277,101)	(4,993)	40,384

Net loss for the year	—	—	—	(14,319)	—	(14,319)
Foreign currency translation adjustments	—	—	—	—	(1,404)	(1,404)
Comprehensive loss						(15,723)

Shares issued:
Issuance of common shares on exercise of stock options	25,599	128	—	—	—	128
Stock-based compensation expense	—	—	694	—	—	694
Balance at Dec. 31, 2008	3,696,227	$307,000	$16,300	$(291,420)	$(6,397)	$25,483

Net loss for the year	—	—	—	(9,375)	—	(9,375)
Foreign currency translation adjustments	—	—	—	—	921	921
Comprehensive loss						(8,454)

Shares issued:
Issuance of common shares on exercise of stock options	5,760	38	—	—	—	38
Stock-based compensation expense	—	—	413	—	—	413
Balance at Dec. 31, 2009	3,701,987	$307,038	$16,713	$(300,795)	$(5,476)	$17,480

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note  1.  Description of Business and Going Concern

Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), as reorganized (note 2), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast significant doubt upon the Corporation’s ability to continue as a going concern.     These events and conditions that cast significant doubt include the Corporation’s recurring operating losses and negative cash flows from operations. The Corporation expects these conditions to continue in the near term.

The Corporation needs to increase its revenue to generate profits and related operating cash flows. During 2009, the Corporation experienced a decline in revenue due to variations in the timing of delivery combined with lower order intake due to the prevailing conditions in the Corporation’s markets and the current global economy.  There are various uncertainties affecting our revenues related to the current market environment including the level of sales orders, the length of sales cycles, the continuing development of products by the Corporation, the adoption of new technologies by customers, price competition, and continuation of government incentives for the Corporation’s customers and the ability of customers to finance purchases.

The Corporation also requires additional funding in the form of debt or equity in addition to the funding obtained during the year and subsequent to year-end.  During the year, the Corporation generated cash proceeds of $10,464 from the transaction with the trustees of Algonquin Power Income Fund (see note 2 for further discussion).  Subsequent to December 31, 2009, the Corporation completed an offering of common shares and warrants for gross cash proceeds of $5,000 before placement agent’s fees and other offering expenses.  While the Corporation is pursuing various sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

The material uncertainties referred to above relate to the Corporation’s ability to increase revenue and to raise additional funding to support operations.  Additionally, a continuation of the broad economic recession or slow recovery could continue to have a negative impact on the Corporation’s business, results of operations and consolidated financial condition, or Hydrogenics’ ability to forecast results and cash flows, and it may cause a number of the risks the Corporation currently faces (such as the ability to increase revenue and to raise capital) to increase in likelihood, magnitude and duration.  Macro-level changes in the global economy began to affect the Corporation’s business in the fourth quarter of 2008 and have continued throughout 2009.

The Corporation’s ability to continue as a going concern and manage the material uncertainties is dependent on the successful execution of its business plan, which involves: (i) securing additional financing to fund its operations, (ii) continued investment in research and development through advancing product designs for efficiency, durability, cost reduction and entry into complementary markets to improve overall gross margins; (iii) increasing market penetration and sales to improve operating cash flow; and (iv) actively managing its working capital to preserve cash resources.   At present, the success of these initiatives cannot be assured due to the material uncertainties described above.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

These consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and balance sheet classifications; such adjustments could be material.

Note 2. Basis of Preparation

The accompanying consolidated financial statements of Hydrogenics and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States (“US GAAP”), except as outlined in note 20.

Continuity of Interest Accounting

On June 11, 2009, the Corporation, the Corporation’s original predecessor (“Old Hydrogenics”), the board of trustees of Algonquin Power Income Fund (“APIF”) and APIF’s manager, Algonquin Power Management Inc., agreed on the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to the Corporation, including all assets, liabilities, directors, management and employees, but excluding its tax attributes.. Under the APIF Transaction, the Corporation’s shareholders had their common shares in the capital of Old Hydrogenics redeemed for common shares of the Corporation on a one-for-one basis. At the same time APIF unitholders exchanged their units for Algonquin Power & Utilities Corp (“APUC”) common shares.

As a result of completion of the APIF Transaction on October 27, 2009, unitholders of APIF did not retain any interest in the business of the Corporation nor did the Corporation’s shareholders retain any interest in the business of APIF. The Corporation continued to carry on the hydrogen generation and fuel cell business as a public entity with all of the assets (including the intellectual property, but excluding tax attributes) of its predecessor prior to the APIF Transaction.

Pursuant to continuity of interest accounting, the assets transferred including intellectual property (exclusive of tax attributes) and liabilities assumed  were recorded at their carrying values as reported by the Corporation immediately prior to the completion of the APIF Transaction. As a result, the cash proceeds were recorded as a recovery of income taxes reflecting the disposal of the tax attributes.  The Corporation recorded a benefit of $10,464 in the consolidated financial statements. Of the benefit, $9,994 was received in cash during the year and the remaining $470 was included in Accounts receivable.  The amount included in Accounts receivable was collected subsequent to December 31, 2009.  The Corporation incurred transaction costs of $3,300 relating to the APIF transaction and these costs were included within selling, general and administrative expenses for 2009.  In addition, as the future income tax benefits of Old Hydrogenics’ Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated prior to the date of the completion of the transaction are not available to the Corporation after the completion of the transaction, the gross future income tax assets related to these Canadian tax pools was reduced to $nil (note 16).

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries, which are wholly owned.  All intercompany transactions and balances have been eliminated on consolidation.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Significant estimates made by the Corporation include allowances for the fair value of goodwill, warranty provisions, stock-based compensation, potentially uncollectible accounts receivable, provisions for inventory, which is carried in excess of net realizable value, and provisions for costs to complete contracts in progress and valuation allowances for future income tax assets.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days. Cash and cash equivalents are designated as held-for-trading and carried at fair value.  Changes in fair value are recorded in earnings.

Restricted Cash

Restricted cash consists of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days. These instruments are held as full or partial security for standby letters of credit and letters of guarantee (“The Letters”).  The Corporation cannot utilize this restricted cash until the Letters have expired.  Where these Letters have maturities of greater than one year, the associated security is classified as a non-current asset. Restricted cash is designated as held-for-trading and carried at fair value based on Level 1 inputs such as quoted prices in active markets.  Changes in fair value are recorded in earnings.

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.  Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.

Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum

Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Long-lived assets are tested for impairment whenever circumstances indicate the carrying value may not be recoverable. When events or circumstances indicate the carrying amount of long-lived assets are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset’s carrying value exceeds fair value and amounts recorded in the period. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The Corporation reviews the recoverability of the carrying amount of property, plant and equipment when events or circumstances indicate that the carrying amounts may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than the carrying value, the asset is written down to fair value.

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a business combination accounted for using the purchase method of accounting.  Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to determine the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, if any. Any impairment loss would be expensed in the consolidated statements of operations.

Revenue Recognition

Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the amount is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received.  If delivery has not occurred, the Corporation will recognize revenue provided all other criteria are met and the risks of ownership have passed to the customer, the customer has a fixed commitment to purchase the goods, the customer requests that the delivery not occur until a later date, there is a fixed schedule for delivery of the goods, the Corporation has not retained any specific performance obligations such that the earnings process is not complete, the ordered goods have been segregated from the Corporation’s inventory and is not subject to being used to fill other orders and the product is complete and ready for shipment.

Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts-in-progress in excess of amounts billed are reflected as unbilled revenues. Losses, if any, are recognized immediately.

Revenues relating to engineering and testing services are recognized as services are rendered. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.

The Corporation also enters into transactions that represent multiple element arrangements, which may include any combination of equipment and service. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is objective evidence of the fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative value. This objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The allocation based on each unit’s relative value is the same as using the relative fair value. For the periods presented, the Corporation has had fair value for each of the elements in its revenue arrangements. The revenue recognition policies described above are then applied to each unit of accounting.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Product Warranties

The Corporation typically provides a warranty for parts and/or labour for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.

Research and Product Development Costs

Research costs are expensed as incurred. Product development costs (which typically include applying for patents and licenses) are expensed as incurred until the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, no product development costs have been capitalized. Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.

Stock-based Compensation

The Corporation has stock-based compensation plans, which are described in note 10.  The Corporation estimates the fair value of stock-based compensation to employees and directors and expenses the fair value over the estimated vesting period of the stock options with the off-set being recorded in contributed surplus. Any consideration paid by employees or directors on the exercise of stock options or purchase of stock is credited to share capital together along with any previously recognized compensation expense. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or vested stock options cancelled is charged to deficit, unless a portion of the consideration represents payments over the fair value of the share or stock option, in which case that portion is recognized in compensation expense.  Forfeitures of stock-based compensation awards are accounted for in the period in which the forfeiture occurs.

Deferred Share Units

The intrinsic value of the Corporation’s deferred share units is charged to selling, general and administrative expenses using the graded vesting method. Since the deferred share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within accounts payable and accrued liabilities, for the total intrinsic value of the vested deferred share units.  Forfeitures of deferred share units are accounted for in the period in which the forfeiture occurs.

Restricted Share Units

The intrinsic value of the Corporation’s restricted share units is charged to selling, general and administrative expenses using the graded vesting method. Since the restricted share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within accounts payable and accrued liabilities, for the total intrinsic value of the vested restricted share units.  Forfeitures of restricted share units are accounted for in the period in which the forfeiture occurs.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Income Taxes

Income taxes are recorded using the liability method.  Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Corporation’s assets and liabilities and the unused tax losses of the Corporation. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates and laws is recognized in the period that includes the date of substantive enactment.  Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the functional currency are translated into the functional currency at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.

Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into US dollars at the period-end exchange rates, and the results of its operations are translated at the average rate of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity.

The operations of the Corporation’s other subsidiaries are considered integrated with those of the Corporation and, accordingly, their accounts are translated into US dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historical rates of exchange. Revenues and expenses of these subsidiaries are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.

Net Loss Per Share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later unless they were anti-dilutive.  The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.

Financial Instruments

All financial instruments are measured at fair value on initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. The Corporation has designated cash and cash equivalents and restricted cash as held-for-trading. Accounts receivable are classified as loans and receivables, and approximate fair value. Financial liabilities included within accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

Restructuring Costs

Costs associated with exit or disposal activities, including lease termination costs and employee severance costs associated with restructuring, plant closing or other activity, are recognized when specified criteria are met.  With respect to lease termination costs, we recognize these costs at the cease-

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

use date and record these amounts at the present value of the estimated lease payments, net of estimated sublease income.  Severance and termination benefits result from a specific event and therefore are considered to be contractual termination benefits. The costs related to contractual termination benefits are recognized as a liability and expensed when it is probable that the employees will be entitled to benefits and the amount can be reasonably determined. The benefits provided were either specified in an employment agreement or were based on existing legislative formula or were consistent with the Corporation’s past practice. The amounts were accrued when management approved the plan and committed the entity to the restructuring event that obligated the Corporation to the employees, management had identified all significant actions to take to cause the obligating event to occur and actions required by management’s plan were to commence shortly thereafter and be completed within an appropriate time such that there would not be significant changes to management’s plan.

Note 3.  New Accounting Standards

The Corporation has adopted the following changes to its accounting policies:

(iii)                                                  Canadian standards

In February 2008, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced existing Handbook Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standards introduced changes to the recognition, measurement and disclosure of goodwill and intangible assets. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Handbook Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier adoption encouraged. The Corporation adopted this standard effective January 1, 2009.  The adoption of this standard did not have a material impact on the Corporation’s consolidated financial position, results of operations or cash flows.

(ii)                                  US standards

The following changes only apply to note 20 of the consolidated financial statements.

Effective July 1, 2009, the Corporation adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”).  The Codification is the source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. References made to FASB guidance throughout this document have been updated for the Codification.  The adoption of the Codification did not have a material impact on the Corporation’s consolidated results of operations and consolidated financial position.

In December 2007, the FASB issued FASB ASC Topic 805 Business Combinations (“ASC 805”). The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition related costs as incurred. The Corporation adopted ASC 805 on January 1, 2009 and it is applied prospectively to business combinations (and related non-controlling interest, if any) completed on or after this date.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

In September 2006, the FASB issued FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value.  ASC 820 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not change the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Corporation adopted this guidance effective January 1, 2009.  The adoption of this guidance did not have a material impact on the Corporation’s results of operations and consolidated financial position.

In April 2009, the FASB issued amendments to ASC 820 Fair Value Measurements and Disclosures (“ASU 2009-05”). ASU 2009-05 requires disclosures, in interim reporting periods and in financial statements for annual reporting periods, regarding the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not on the Corporation’s balance sheet. ASU 2009-05 is effective for interim reporting periods ending after June 15, 2009.  The Corporation adopted the disclosures required under this standard effectively for the year ended December 31, 2009. While the adoption of ASU 2009-05 impacts the Corporation’s disclosures, it did not have an impact on the Corporation’s results of operations or consolidated financial condition.

In May 2009, the FASB issued ASC 855, Subsequent Events (“ASC 855”), which was effective for the Corporation during 2009.  ASC 855 sets forth the circumstances and the period after the balance sheet date for which an entity should evaluate events for recognition or disclosure in its financial statements.  In addition, ASC 855 identifies the disclosures that an entity should make about such events.  The Corporation adopted ASC 855 in 2009 and has evaluated subsequent events from December 31, 2009, through to the date of issuance of the consolidated financial statements in accordance with the statement.  Adoption of ASC 855 did not have an effect on the Corporation’s results of operations and consolidated financial position.

The Corporation will be adopting the following changes to its accounting policies in the future.

(vii)                                                Canadian standards

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements”, and 1602 “Non-controlling Interests.”  These sections replace the former Handbook Section 1581, “Business Combinations” and Handbook Section 1600, “Consolidated Financial Statements,” and establish a new section for accounting for a non-controlling interest in a subsidiary.  Handbook Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Corporation is currently assessing the effect these standards may have on the Corporation’s results of operations and consolidated financial position.

The CICA has announced that Canadian GAAP for publicly accountable enterprises will be replaced with IFRS over a transition period expected to end in 2011. The Corporation will begin reporting its financial statements in accordance with IFRS on January 1, 2011.

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Corporation’s period of adoption. The Corporation is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

(viii)                                            US standards

In October 2009, the FASB issued amendments to ASC 605, Revenue Recognition (“ASU 2009-13”) and amendments to ASC 985, Software (“ASU 2009-14). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Corporation does not expect adoption of ASU 2009-13 or ASU 2009-14 to have a material impact on the Corporation’s consolidated results of operations or consolidated financial condition.

Note 4.  Risk Management Arising From Financial Instruments

Under Canadian GAAP, financial instruments are classified into one of the following categories:  held-for-trading, held-to-maturity, available-for-sale, loans and receivables, and other financial liabilities.  The following table summarizes information regarding the carrying value of the Corporation’s financial instruments:

	2009	2008
Held-for-trading (i)	$11,002	$22,731
Loans and receivables (ii)	4,175	4,479
Other financial liabilities (iii)	10,414	13,063

(i)                                     Includes cash and cash equivalents and restricted cash

(ii)                                  Includes accounts receivable

(iii)                               Includes financial liabilities included within accounts payable and accrued liabilities

Liquidity

The Corporation has sustained losses and negative cash flows from operations since its inception.  At December 31, 2009, the Corporation had approximately $9,159 (December 13, 2008 - $21,601) of cash and cash equivalents.  Liquidity risk is the risk that the Corporation will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Corporation is exposed to significant liquidity risk as it continues to have net cash outflows to support its operations.  The Corporation’s approach to managing liquidity risk is to ensure it

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

will have sufficient liquidity to meet liabilities when due.  The Corporation achieves this by maintaining sufficient cash and cash equivalents and short-term investments.  The Corporation monitors its financial position on a monthly basis and updates its expected use of cash resources based on the latest available data.  Substantially all of the Corporation’s financial liabilities will mature within one year.  There are uncertainties related to the timing and use of the Corporation’s cash resources.  Note 1, Description of Business and Going Concern, discloses the risks surrounding the timing and the use of the Corporation’s cash resources.

The Corporation continued to use cash in its operating activities of $11,085 and investing activities of $1,465 for the year ended December 31, 2009 (2008 — used cash in operations of $6,758 and received from investing activities of $13,017 respectively).

The table below summarizes the Corporation’s financial and accrued liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Anticipated settlement within six months from December 31, 2009	Anticipated settlement between six and twelve months from December 31, 2009	Total
Financial liabilities included within Accounts payable and accrued liabilities	$9,297	$1,117	$10,414

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations.  The Corporation is exposed to credit risk from customers. At December 31, 2009, the Corporation’s two largest customers accounted for 9% (18% at December 31, 2008) and 7% (7% at December 31, 2008) of revenues, respectively.  In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases irrevocable letters of credit.  The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days.  The Corporation’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and  to provide allowance for potentially uncollectible accounts receivable.

The Corporation reviews its trade receivable accounts regularly and writes down their carrying values to their expected realizable values, by making an allowance for doubtful receivables, as soon as the account is determined not to be fully collectible, which is done based on management’s evaluation of the situation on a customer by customer basis.  The Corporation’s assessment of outstanding receivables from customers is primarily based on the Corporation’s assessment of the creditworthiness of the customer.  The allowance is charged against earnings. Shortfalls in collections are applied against this provision. Estimates for the allowance for doubtful receivables are determined on a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information of the customers’ liquidity and going concern problems.

The Corporation’s trade receivables have a carrying value of $2,919 as at December 31, 2009 ($3,661 as at December 31, 2008), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts.  Normal credit terms for amounts due from customers call for payment within 30 to 60 days.  An insignificant amount of these receivables were past due as at December 31, 2009. The Corporation’s exposure to credit risk for trade receivables by geographic area as at December 31 was as follows:

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

	2009	2008
Europe	51%	46%
United States	13	13
Asia	8	32
Rest of world	28	9
	100%	100%

The activity of the allowance for doubtful accounts for the period is as follows:

	2009	2008
Allowance for doubtful accounts — beginning of year	$228	$351
Bad debt expense	283	126
Write-off of bad debts	(223)	(249)
Allowance for doubtful accounts — end of year	$288	$228

The Corporation believes that the credit quality is high for the neither past due nor impaired accounts receivable based on prior experience of collections of accounts within 0-30 days of billing.

The Corporation may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with large chartered Belgian, Canadian and German banks.  The Corporation’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these chartered banks. The Corporation’s cash and cash equivalents and restricted cash carrying value is $11,002 ($22,731 at December 31, 2008), representing the maximum exposure to credit risk of these financial assets.  Approximately 52% (82% - December 31, 2008) of the Corporation’s cash and restricted cash at December 31, 2009 was held by four financial institutions. The Corporation’s exposure to credit risk relating to cash and cash equivalents and short-term investments, segmented by geographic area as at December 31, was as follows:

	2009	2008
Canada	71%	37%
Belgium	20	54
Germany	9	9
	100%	100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in currencies other than the functional currency of the parent company (US$) and the functional currency of our self-sustaining subsidiary (euros).  This primarily includes Canadian dollar transactions at the parent company and US$ transactions at our self-sustaining subsidiary. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable functional currency of the subsidiary to the extent practical to match the obligations of its financial liabilities.  Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies.  This primarily includes cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, which are denominated in foreign currencies.  The Corporation recognized foreign exchange gains in the year ended December 31, 2009 of $40 compared to $188 in the year ended December 31, 2008.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

If a shift in the Canadian dollar relative to the US$ of 10% were to occur, the exchange gain or loss on the net financial assets could be plus or minus $601 (December 31, 2008 - $335) due to exchange rate fluctuations and this amount would be recorded in the consolidated statements of operations.

The Corporation conducts a significant portion of its business activities in foreign currencies. It therefore seeks to manage its foreign currency risk and to minimize its net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations.

Interest rate risk

Interest rate risk arises because of the fluctuation in market interest rates.  The Corporation’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Corporation is subject to interest rate risk on its cash and cash equivalents; however, the Corporation does not have any long-term debt and hence is not subject to interest rate risk from borrowings.  If a shift in interest rates of 10% were to occur, the impact on cash and cash equivalents and restricted cash and the related net loss for the period could be plus or minus $100.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value given their short-term nature.  The fair value of cash and cash equivalents and restricted cash was determined based on quoted prices in active markets for identical assets.

Management of capital

The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

The Corporation’s capital is composed of share capital, contributed surplus, accumulated deficit and foreign currency translation adjustments included within accumulated other comprehensive income (loss). The total capital as at December 31, 2009 is $17,059 (December 31, 2008 - $25,483). The Corporation’s primary uses of capital are to finance operations, increases in non-cash working capital and capital expenditures.  The Corporation currently funds these requirements from existing  cash resources and cash raised through  share issuances and the APIF transaction (note 2).  The Corporation’s objectives when managing capital are to ensure the Corporation will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders.

The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan.  In order to maximize the capacity to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.

Note 5. Business Streamlining Initiatives and Windup of Test Equipment Business

Business Streamlining Initiatives

In March and November 2007, the Corporation recorded charges for severance and related expenses for business streamlining initiatives, aimed at reducing expenses to improve future cash flows by reducing the Corporation’s headcount. These charges were included in selling, general and administrative expenses as at December 31, 2007.  The business streamlining activities relating to the March 2007 and November 2007 announcements were complete as at December 31, 2008. The expenses resulting from

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

the March 2007 announcement were exclusively charged to the Power Systems business unit. The expenses related to the November 2007 announcement were charged to the business units as follows: $846 for Power Systems; $142 for OnSite Generation; and $1,002  for Corporate and Other.  For both the March 2007 and November 2007 announcements, the amount expensed for the twelve months ended December 31, 2007 (which is identical to the expected cumulative charge) was $2,100 and $1,990, respectively.

A summary of the movements in the liability are as follows;

	March 2007	November 2007	Total
December 31, 2006	—	—	—
Expense for the period	$2,100	$1,990	$4,090
Cash payments	(2,100)	—	(2,100)
December 31, 2007	—	1,990	1,990
Cash payments	—	(1,981)	(1,981)
December 31, 2008	—	9	9
Cash payments	—	(9)	(9)
December 31, 2009	—	—	—

On January 5, 2009 and December 10, 2009, in order to further streamline operations, the Corporation reduced its headcount and implemented additional cost saving measures in order to maximize the Corporation’s cash resources.  The Corporation recorded charges of $582 and $409 respectively for severance and related expenses, which are included in selling, general and administrative expenses. These amounts were charged to the Corporation’s business segments as follows: Corporate - $146; OnSite Generation - $99; and Power Systems - $746.

A summary of the movements in the liability are as follows:

	January 2009	December 2009	Total
December 31, 2008	—	—	—
Expense for the period	$582	$409	$991
Cash payments	(582)	(33)	(615)
December 31, 2009	—	376	376

Windup of Test Equipment Business

On November 7, 2007, the Corporation announced plans to wind up its fuel cell test products design, development and manufacturing business, due to lower than planned gross margin and growth prospects and not achieving certain operating targets. During the year ended December 31, 2007, the Corporation incurred $2,016 in respect of severance and related expenses, and the writeoff of inventory.  The windup of the Test Equipment business is expected to be completed in 2010. The expenses relating to the windup of the Test Equipment business all relate to the Test segment. The Corporation expects to incur a cumulative charge of approximately $3,500 relating to the windup of the Test Equipment business, of which $2,016 was incurred in 2007. $853 was incurred in 2008 and $619 was incurred in 2009, representing a total of $3,488 incurred to date.  The remainder will be charged to expenses in 2010.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The majority of the costs associated with the windup of the Test Equipment business are expensed as incurred. However, a reconciliation of the beginning and ending liability balances for severance and other termination benefits is as follows:

Windup of Test Equipment Business
December 31, 2006	—
Accrual for contract termination costs	$1,598
Cash payments	(648)
December 31, 2007	950
Cash payments	(950)
December 31, 2008	—

Note  6.  Accounts Receivable

	2009	2008

Trade accounts receivable	$2,919	$3,661
Less: Allowance for doubtful accounts	(288)	(228)
Goods and services tax and other receivables	1,054	541
	$3,685	$3,974

Note 7. Inventories

	2009	2008
Raw materials	$3,239	$4,938
Work-in-progress	5,336	5,004
Finished goods	3,171	159
	$11,746	$10,101

During the year ended December 31, 2009, the Corporation recorded provisions of $349 (December 31, 2008 - $1,298). During the year, approximately $13,630 of inventory was expensed in cost of revenues (December 31, 2008 and December 31, 2007 - $29,851 and $29,725 respectively).

Note 8. Property, Plant and Equipment

As at December 31, 2009, the net book value of property, plant and equipment is as follows:

	Cost	Accumulated amortization	Net book value

Test equipment	$5,179	$4,724	$455
Furniture and equipment	4,482	2,897	1,585
Computer hardware and software	2,642	2,129	513
Leasehold improvements	1,097	906	191
Automobiles	564	554	10
Assets held-for-sale	855	495	360
	$14,819	$11,705	$3,169

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

As at December 31, 2008, the net book value of property, plant and equipment is as follows:

	Cost	Accumulated amortization	Net book value

Test equipment	$6,250	$5,336	$914
Furniture and equipment	4,040	2,471	1,569
Computer hardware and software	2,619	1,874	745
Leasehold improvements	1,000	799	201
Automobiles	43	29	14
Assets held- for-sale	639	—	639
	$14,591	$10,509	$4,082

Test equipment and Furniture and equipment under construction, as at December 31, 2009, not yet subject to amortization, amounted to $55 (2008 - $28).

The net book value of equipment under capital lease as at December 31, 2009 was $nil (2008 - $33).

During 2009, the Corporation recorded a write-down of certain property, plant and equipment which has been classified as held-for-sale.  These held-for-sale assets have been recorded at fair value, less estimated costs to sell.

Note 9.  Accounts Payable and Accrued Liabilities

	2009	2008
Trade accounts payable	$3,296	$4,506
Warranty liability accruals	3,185	3,717
Severance and related compensation payments	2,298	1,693
Accrued payroll costs	1,694	2,067
Facility accruals	1,560	1,400
Supplier accruals	1,503	3,165
Accrued professional fees	590	433
Excise tax payable	384	—
Provincial capital tax payable	—	25
Current portion of long-term debt	—	10
Other	272	282
	$14,782	$17,298

Included within severance and related compensation payments is a post-retirement benefit obligation of $1,184 (December 31, 2008 - $1,050).  The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.  The key assumptions used in this valuation are annual payments ($100), the expected life of the beneficiaries (approximately 11.5 years) and the discount rate (4%).  The amount expensed in 2009 is $134 (2008 - $340).  Actuarial gains and losses as a result of changes in these assumptions are recognized into income in the period of the change.  During 2009, the post-retirement benefit obligation was reduced by the amount of annual cash payments ($100) and was increased by annual interest accretion ($34) and foreign exchange movements during the year ($200).

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the years ended December 31, 2009 and December 31, 2008:

	2009	2008
Balance, December 31, 2008 and 2007	$3,717	$3,592
Accruals for warranties during the year	1,585	2,332
Settlements made during the year	(1,146)	(1,499)
Reversal of warranty accruals during the year	(971)	(708)
Balance, December 31, 2009 and 2008	$3,185	$3,717

Note  10. Employee stock-based compensation

On February 8, 2010 the Corporation announced that it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the Nasdaq Global Market (“NASDAQ”). The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2006.

Stock Option Plan

During 2000, the Corporation adopted an employee stock option plan. As at December 31, 2009, the number of common shares that may be issued under the stock option plan was 348,466. As at December 31, 2009, 131,534 common shares had been issued through the exercise of stock options under this plan. Up to 348,466 additional common shares are available to be issued in connection with the exercise of stock options. Of the 348,466 available common shares, 243,503 have been granted as stock options that were outstanding at December 31, 2009.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors.

 A summary of the Corporation’s employee stock option plan activity is as follows:

	2009		2008		2007
	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)
Outstanding, beginning of year	245,191	91.00	277,292	101.25	275,734	121.25
Granted	77,144	13.25	52,000	14.50	65,798	29.25
Exercised	(5,760)	7.25	(25,599)	5.00	—	—
Forfeited	(71,148)	97.75	(54,994)	104.25	(50,032)	118.00
Expired	(1,924)	268.50	(3,508)	184.00	(14,208)	141.25
Outstanding, end of year	243,503	65.00	245,191	91.00	277,292	101.25
Options exercisable, end of year	131,824	106.50	173,350	124.00	161,753	111.75

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2009:

Exercise price CAN$	Number outstanding at December 31 2009	Weighted average remaining contractual life	Weighted average exercise price CAN$	Number exercisable at December 31 2009	Weighted average exercise price CAN$

0.25 – 13.25	74,340	9.23	13.25	—	—
13.26 - 25.00	46,525	8.19	14.50	20,830	14.50
25.01 - 100.00	60,751	6.34	42.50	49,105	43.75
100.01 - 200.00	28,656	3.51	136.75	28,656	136.75
200.01 - 303.50	33,231	1.67	231.00	33,231	231.05
	243,503	6.61	65.00	131,824	106.50

Stock options granted to employees during 2009 and 2008 are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 2.93% (2008 - 3.46%), average expected life of four years, expected volatility 66% (2008 - 64%) and no dividends. The fair value of the stock options granted during 2009 was $424 (2008 - $387) (weighted average $5.50 per share) (2008 - $7.50) per share and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2009 was $413 ($0.11 per share on a basic and diluted basis) (2008 - $694, 2007 - $1,553).

Deferred Share Unit Plan

The Corporation has a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors are not eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the Toronto Stock Exchange on the date of termination.  Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2009, 17,883 (2008 — 13,470) DSUs were issued with immediate vesting on the date of issuance. As at December 31, 2009, 42,371 (2008 — 30,004) DSUs were outstanding under the DSU Plan.  The Corporation recognized a compensation expense of $216 for the year ended December 31, 2009 (2008 - ($170); 2007 - $281) related to the DSUs.

Restricted Share Unit Plan

In 2008, the Board of Directors authorized a restricted share unit (“RSU Plan”) for senior executives. Pursuant to the RSU Plan, senior executives may be granted a portion of their long term incentive plan in the form of restricted share units (“RSUs”) instead of stock options. A RSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Corporation, to an account in the name of the senior executive. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted.  Compensation cost for RSUs granted under the RSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2009, 36,820 (2008 — 51,500) RSUs were awarded with vesting over a three-year period.  As at December 31, 2009, 88,320 (2008 - 51,500) RSUs were outstanding under the RSU Plan.  As a result, the Corporation recognized a compensation expense of $190 for the year ended December 31, 2009 (2008 - $113, 2007 - $nil).

Note  11. Research and Product Development

Research and product development expenses are recorded net of third party program funding received or receivable. For 2009, 2008 and 2007, research and product development expenses and program funding, which have been received or are receivable, are as follows:

	2009	2008	2007
Research and product development expenses	$6,625	$8,716	$10,346
Research and product development funding	(1,406)	(1,420)	(656)
Total research and product development expenses	$5,219	$7,296	$9,690

Note 12.  Commitments

The Corporation incurred rental expenses of $1,755 under operating leases in 2009 (2008 - $1,856; 2007 - $1,823). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2010	$1,039
2011	587
2012	589
2013	501
2014	290
Thereafter	125
$3,131

The Corporation has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises.  Under these arrangements, the Corporation is eligible to receive up to $12,664 (2008 - $10,927; 2007 - $13,430) toward agreed upon research and development project costs. The amount received or receivable as at December 31, 2009 was $12,664 (2008 - $10,927; 2007 - $13,430).  The amounts are repayable based on the future revenue of the Corporation.  These arrangements will expire in stages ending on March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 13. Contingencies

As at December 31, 2009, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $3,173 (December 31, 2008 - $2,306) with expiry dates extending to October 2011. The Corporation has restricted cash totaling $1,843 as partial security for these standby letters of credit and letters of guarantee.  These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

In 1998, Stuart Energy, a wholly owned subsidiary of the Corporation until October 27, 2009, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of the Ministry of Industry of the Canadian government to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of $5,557 of funding from TPC.  Pursuant to an amendment to the TPC agreement, Stuart Energy received an additional $1,335 of funding.   Stuart Energy undertook to repay $16,466 (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy reaching a minimum of CA $90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy is required to commence payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. To date, the Corporation has recognized $51,325 (2008 - $42,800) in revenues and recorded a repayable amount of $272 (December 31, 2008 - $227).

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those noted above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

Note 14. Lines of Credit

As at December 31, 2009, the Corporation had operating lines of credit available up to 3,500 euros, or US equivalent $5,005 (December 31, 2008 — $11,535.

Pursuant to the terms of a new credit facility, Hydrogenics Europe NV (“the Borrower”), a wholly owned Belgian-based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 2,000 euros, along with a maximum of

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

1,500 euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 euro first secured charge covering all assets of the Borrower. The credit facility may be increased to 1,500 euros in certain circumstances, and contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities, of not less than 25% and ensure that its intercompany account with the Corporation does not fall below a certain level. As at December 31, 2009, the Corporation was in compliance with these covenants.

The amount of the available line of credit is reduced by $2,061, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the Belgian financial institution. As at December 31, 2009, the Corporation did not have any availability under this line of credit as the Corporation did not submit any sales contracts for approval.

As at December 31, 2009 and 2008, the Corporation had no indebtedness on these lines of credit.

Note 15. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the principal shareholders of the Corporation. Billings by this related corporation for material totalled $92 in 2009 (2008 - $220; 2007 - $823).  At December 31, 2009, the Corporation has an accounts payable balance due to this related party of $6 (2008 - $34; 2007 - $58). All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Note 16. Income Taxes

As outlined in Note 2, the Company received proceeds of $10,464 from APIF in exchange for the benefit of certain tax attributes retained by APIF.  APIF retained the benefit to non-capital losses, scientific research and experimental development expenses, property, plant and equipment and intellectual property and investment tax credits with a carrying value of approximately $177,000 at October 27, 2009.

The break-down of income tax expense for each of the years is as follows:

	2009	2008	2007
Current income taxes	93	116	22
Proceeds received from APIF transaction	(10,464)	—	—
Income tax (recovery) expense	(10,371)	116	22

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The Corporation’s computation of income tax expense is as follows:

	2009	2008	2007

Loss before income taxes	$(19,746)	$(14,203)	$(28,046)

Statutory income tax rate	33.00%	33.50%	36.12%

Income tax recovery at statutory rate	(6,516)	(4,758)	(10,130)
Non-deductible expenses	143	185	433
Other permanent differences	—	1,018	24
Expiry of non-capital losses	2,019	7,438	—
Effect of income tax and rate changes on future income taxes	—	(1,111)	10,651
Effect of foreign currency rate changes on future income taxes	(13,116)	21,119	(15,528)
Currency effect of difference in US dollar financial reporting compared with CA dollar income tax reporting	(600)	1,340	(1,390)
Change in valuation allowance related to the current year	18,163	(25,231)	15,940
Other	—	116	22
Proceeds received from the APIF transaction	(10,464)	—	—
Income tax expense	$(10,371)	$116	$22

As at December 31, 2009, the Corporation has available income tax loss carryforwards of $44,125 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

2029	$138
No expiry	43,987
$44,125

As at December 31, 2009, the Corporation has no unclaimed scientific research and experimental development expenditures (2008 - $27,355) that can be used to offset future income over an indefinite period. The Corporation also has no non-refundable investment tax credits (2008 - $6,775) that can be used to reduce future federal income taxes payable.

Components of the Corporation’s net future income tax asset are:

	2009	2008
Assets
Non-capital losses	$15,453	$66,844
Scientific research and experimental development expenses	—	7,835
Property, plant and equipment and intellectual property	123	12,321
Investment tax credits	—	5,759
Warranty and other provisions	545	533
Share issue costs	1	(201)
Valuation allowance	(16,122)	(93,091)
Net future income tax asset	$—	$—

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.  The movement in the valuation allowance during 2009 consists of an increase as a result of current year results of $18,163 and a reduction in the valuation allowance as a result of the APIF transaction (note 2) of $95,132 reflecting the disposal of tax attributes.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 17. Net Loss Per Share

On February 8, 2010 the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The consolidation reduced the number of shares outstanding from approximately 105,049,666 to approximately 4,201,987.  The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2006.

Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 3,697,740 shares in 2009 (2008 — 3,683,226; 2007 — 3,671,916).  No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Note 18. Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	2009	2008	2007
Decrease (increase) in current assets
Accounts receivable	$754	$7,335	$(2,687)
Grants receivable	(69)	320	1,290
Inventories	(1,645)	2,558	59
Prepaid expenses and other current assets	(174)	(89)	507
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(2,259)	(1,050)	(3,486)
Unearned revenue	(239)	(4,257)	217
	$(3,632)	$4,817	$(4,100)

Note 19. Segmented Financial Information

The Corporation’s reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. Accordingly, operating segments have changed from prior years and all years have been restated to reflect the new organization.

OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems, which is in the process of being wound up, included the manufacturing and sale of fuel cell test products and diagnostic testing services.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Financial information by reportable segment for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Year ended December 31, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$12,303	$6,538	$—	$—	$18,841
Amortization of intangible assets	—	—	—	—	—
Amortization of property, plant and equipment	—	—	—	984	984
Interest income	—	—	—	180	180
Interest expense	—	—	—	(11)	(11)
Income tax recovery	—	—	—	(10,371)	(10,371)
Segment loss (i)	(1,758)	(6,972)	(307)	(338)	(9,375)

	Year ended December 31, 2008
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$31,207	$5,643	$2,490	$—	$39,340
Amortization of intangible assets	—	—	—	249	249
Amortization of property, plant and equipment	—	—	—	855	855
Interest income	—	—	—	940	940
Interest expense	—	—	—	(17)	(17)
Income tax expense recovery	—	—	—	116	116
Segment income (loss) (i)	2,106	(9,757)	(469)	(6,199)	(14,319)

	Year ended December 31, 2007
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$19,608	$6,103	$12,279	$—	$37,990
Amortization of intangible assets	—	—	—	251	251
Amortization of property, plant and equipment	—	—	—	903	903
Interest income	—	—	—	2,301	2,301
Interest expense	—	—	—	(52)	(52)
Income tax expense	—	—	—	22	22
Segment loss (i)	(5,436)	(14,283)	(1,465)	(6,884)	(28,068)

(i)             Segment income (loss) includes revenues less cost of revenues, directly attributable selling, general and administrative costs, research and product development costs net of associated grants, amortization of property, plant and equipment and intangible assets, other expenses (or income) and income taxes. Amortization of property, plant and equipment is not allocated to the segments as a significant portion of the Corporation’s assets are common across the segments.

The accounting policies for inter-segment transactions are the same as those described in Note 2.

Goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2009 was $5,446 (2008 - $5,025), respectively. OnSite Generation primarily consists of the Corporation’s self-sustaining subsidiary located in Belgium with a functional currency of the Euro.  The goodwill balance increased in 2009 as a result of currency fluctuations between the US$ and Euro.  There is no goodwill relating to Power Systems or Test Systems. The Corporation currently does not allocate its remaining assets among reportable segments.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

A significant portion of the Corporation’s goodwill is common across the locations. Therefore, management does not classify goodwill on a location basis.

Revenues and cost of revenues derived from products and services are as follows:

	2009	2008	2007
Revenues
Products	$14,736	$38,693	$34,486
Services	4,105	647	3,504
	$18,841	$39,340	$37,990

	2009	2008	2007
Cost of revenues
Products	$13,219	$31,090	$32,402
Services	1,894	356	1,199
	$15,113	$31,446	$33,601

Revenues are segmented by geographic location, as follows:

	2009	2008	2007

United States	$2,561	$8,428	$5,609
Canada	2,320	534	4,378
Germany	2,227	655	1,395
Turkey	1,857	77	—
France	1,678	1,144	2,633
India	1,361	85	774
Austria	1,147	—	3
Russia	793	12,927	5,629
Spain	791	1,815	138
Sweden	210	1,600	119
United Arab Emirates	187	20	1,255
United Kingdom	178	1,076	552
China	127	1,351	1,435
Romania	74	83	277
Belgium	43	2,020	—
Poland	34	639	—
Japan	24	492	2,256
Saudi Arabia	11	1,790	—
Brazil	1	712	2,017
Korea	—	1,271	1,070
Argentina	—	8	2,010
Slovenia	—	3	1,275
Rest of world	3,217	2,610	5,165
	$18,841	$39,340	$37,990

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The Corporation’s largest customers comprise the following percentages of revenues:

	2009	2008	2007
	%	%	%

First	9	18	12
Second	7	7	5
Third	6	5	5
Fourth	5	5	4
Others	73	65	74
	100	100	100

Property, plant and equipment are located in the following countries:

	2009	2008
Canada	$1,356	$2,100
Belgium	1,813	1,982
	$3,169	$4,082

A significant portion of the Corporation’s production, testing, equipment, and facilities are common across the segments. Therefore, management does not classify asset information on a segmented basis.

Note 20. Differences Between Canadian and United States Accounting Principles

The Corporation’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

A reconciliation of net loss for the year from Canadian GAAP to conform with US GAAP is as follows:

	2009	2008	2007
Net loss for the year based on Canadian GAAP	$(9,375)	$(14,319)	$(28,068)
Stock-based compensation (i)	151	88	—
Net loss for the year based on US GAAP	$(9,224)	$(14,231)	$(28,068)

Basic and fully diluted comprehensive net loss per share based on US GAAP	$(2.49)	$(3.86)	$(7.64)
Weighted average number of shares used in calculating comprehensive net loss per share	3,697,740	3,683,226	3,671,916

	2009	2008	2007
Shareholders’ equity based on Canadian GAAP	$17,480	$25,483	$40,384
Stock-based compensation (i)	239	88	—
Shareholders’ equity based on US GAAP	$17,719	$25,571	$40,384

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The condensed statements of operations and cash flows for the years ended December 31, under US GAAP, are as follows:

	2009	2008	2007
Revenues	$18,841	$39,340	$37,990
Cost of revenues	15,113	31,446	33,601
Operating expenses	23,364	23,334	36,866
Loss from operations	(19,636)	(15,440)	(32,477)
Net loss for the year	(9,224)	(14,231)	(28,068)

Cash used in operating activities	(11,085)	(6,758)	(28,416)
Cash provided by (used in) investing activities	(1,465)	13,017	37,987
Cash provided by (used in) financing activities	108	(118)	(48)

(i)       Under US GAAP, stock-based compensation cost is based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, DSUs and RSUs can be accounted for in the period in which the forfeiture occurs.

A reconciliation of additional disclosures to conform with US GAAP is as follows:

Consolidated statements of cash flows

The consolidated statements of cash flows have been prepared in accordance with International Accounting Standard 7, “Cash flow statements.”  As a result, a reconciliation to US GAAP is not required.

Revenue

Sales taxes collected are excluded from revenue.

Stock-based compensation

The Corporation adopted the provisions of ASC 718 “Compensation - Stock Compensation” for US GAAP effective January 1, 2006.  No income tax benefit is recorded in the consolidated statements of operations for these costs.

The total intrinsic value of options exercised during the year ended December 31, 2009, 2008 and 2007 was approximately $27, $5, and $nil, respectively.  As of December 31, 2009, there was approximately $323 (December 31, 2008 - $325) of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 2.8 years (2008 - 2.6 years).  The total fair value of stock options that vested during the years ended December 31, 2009, 2008 and 2007, was approximately $495, $1,329, and $1,502, respectively.

The total intrinsic value of options outstanding as at December 31, 2009 was $nil (December 31, 2008 - $25).  The total intrinsic value of options exercisable as at December 31, 2009 was $nil (December 31, 2008 - $25).  The total number of options fully vested as at December 31, 2009 and expected to vest beyond December 31, 2009 was 238,287 (December 31, 2008 — 220,672).  The total intrinsic value of these options was $nil at December 31, 2009 ($25 - December 31, 2008) with a weighted average contractual term of 6.5 years (2008 - 6.2 years) and a weighted average exercise price of $66.07 (2008 - $91.00).  The weighted average contractual term of the options exercisable is 4.8 years (2008 - 5.0 years).

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The Corporation’s estimate of an expected option term is based on the exercise behaviour of its employees.  The estimated stock price volatility was derived based on the Corporation’s actual historical stock prices over the past four years, which represents the Corporation’s best estimate of expected volatility.  The risk free interest rate for periods within the contractual life of the award is based on the interest rates of government bonds with similar contractual lives.

DSUs granted to non-employee directors during 2009, 2008, and 2007 are valued using the Black-Scholes option pricing model with assumptions materially consistent with those used to value stock options.  In 2009, 2008 and 2007, 17,883, 13,470, and 13,417, DSUs were granted.  In 2009, 5,517 DSUs were exercised (2008 - 738).

Income taxes

The components of loss before income taxes for the years ended December 31, 2009, 2008 and 2007 are as follows:

Loss before income taxes:

	2009	2008	2007
Canada	$(15,231)	$(14,471)	$(24,834)
Foreign	(4,364)	268	(3,212)
Total	$(19,595)	$(14,203)	$(28,046)

The significant components of the income tax benefit for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Current taxes:
Canadian	$17	$—	$—
Proceeds from APIF transaction (note 2)	(10,464)	—	—
Foreign	76	116	22
	$(10,371)	$116	$22

	2009	2007	2006
Future income taxes:
Canadian	$—	$—	$—
Foreign	—	—	—
	$—	$—	$—

At December 31, 2009, the Corporation adopted the provisions of ASC 740 - Income Taxes, on January 1, 2007.  The Corporation does not have any uncertain tax filing positions.  As a result, the Corporation has included all of its tax benefits in its disclosure of future income tax assets.  There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.  This accounting policy did not change as a result of the adoption of FIN 48.  During the year ended December 31, 2009, the Corporation recognized $nil in interest and penalties (2008 - $nil, 2007 - $nil).  The Corporation had $nil of interest and penalties accrued at December 31, 2009 (December 31, 2008 - $nil, December 31, 2007 - $nil).

The Corporation files income tax returns in the Canadian federal jurisdiction and various provincial and foreign jurisdictions. In the normal course of business, the Corporation is subject to examination by taxing authorities. Open tax years in Canada range from 2004 to 2009.  Open tax years in foreign jurisdictions

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

range from  2005  to 2009.  However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and foreign jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount.  As of December 31, 2009, the Corporation was not under audit in Canada or non-Canadian taxing jurisdiction.

Note 21. Subsequent events

On January 14, 2010 the Corporation issued units in a registered direct offering with two institutional investors, resulting in gross proceeds of $5,000 before placement agent’s fees and other offering expenses. Under the terms of the transaction, Hydrogenics sold 12,500,000 units for $0.40 per unit (500,000 and $10.00 respectively on a post consolidated basis). The units consisted of 12,500,000 shares (500,000 on a post consolidated basis) of the Corporation and  warrants for the purchase of one common share for each common share purchased; 5,983,886 (239,356 on a post consolidated basis) of these warrants are exercisable at any time until January 14, 2015, at an exercise price of $0.52 per common share ($13.00 on a post consolidated basis). The remaining 6,516,114 warrants (260,646 on a post consolidated basis) are exercisable for a period of five years beginning July 12, 2010, at an exercise price of $0.52 per common share. Each of the warrants contains protection as to the exercise price but not the number of shares issuable thereunder and conditions subject to Shareholder approval.

Subsequent to year end, the Corporation completed the second tranche of the transaction (the “Transaction”) with Algonquin Power Income Fund (note 2).   An additional $0.4 million was received by the Corporation on February 23, 2010.

On February 25, 2010, Alpha Capital Anstalt (“Alpha”) filed suit against the Corporation and two of its’ Officers in the Supreme Court of the State of New York (County of New York) regarding the Company’s proposed share consolidation, which was announced on February 8, 2010. The Corporation issued common shares and warrants to Alpha and another institutional investor in a registered direct offering (the “Offering”) completed on January 14, 2010. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between the Corporation, Alpha and the other institutional investor. Under the terms of the Offering, Alpha and the other institutional investor each paid $2,500 for 6,250,000 common shares (250,000 on a post-consolidated basis), 2,991,943 series A warrants (119,678 on a post-consolidated basis) and 3,258,057 series B warrants (130,323 on a post consolidated basis) of the Company. In its complaint, Alpha alleges that the Corporation’s proposed share consolidation triggers a put right pursuant to the terms of the warrants and gives rise to breach of contract, negligent misrepresentation and fraud claims. Alpha is seeking damages of at least $2,000 plus interest, costs and fees with respect to the alleged put right and damages of at least $1,375 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. The Corporation believes that the claims are without merit and the Corporation will take such action as is advised to protect the Corporation’s interests. The Corporation has also received a letter from the other institutional investor making similar allegations but no suit has been filed.

On February 8, 2010 the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The consolidation reduced the number of shares outstanding from approximately 105,049,666 to approximately 4,201,987.  The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2006.

BOARD OF DIRECTORS

Douglas Alexander, Chairman

Member of Audit and Human Resources and Corporate Governance Committees

Michael Cardiff, Director

Chairman of Human Resources and Corporate Governance Committee and member of Audit Committee

Joseph Cargnelli, Director

Henry Gnacke, Director

Norman Seagram, Director

Chairman of Audit Committee and member of Human Resources and Corporate Governance Committee

Daryl Wilson, Director

SHAREHOLDER INFORMATION

Whistle-blower Hotline

As part of our whistle-blower policy, this hotline allows team members and others to anonymously and confidentially raise accounting, internal controls and ethical inquiries or complaints.

E-delivery of Shareholder Documents

The benefits of electronic delivery (e-delivery) include access to important company documents in a convenient, timely and environmentally friendly manner that also reduces printing and mailing costs. Hydrogenics has engaged CIBC Mellon to allow shareholders to receive the annual report and annual mailing materials through e-delivery.

Registered shareholders

•                  For registered shareholders who hold their shares directly, you will receive a financial enrolment card by regular mail with your annual meeting mailing. You will need to complete and submit the enrolment card via mail to get set up.

Beneficial shareholders

•                  For shareholders who hold their shares with an investment dealer of financial institution, you will receive a financial enrolment card by regular mail with your annual meeting mailing. On the form will be a URL and four digit company code number and an “A” that follows the 4 digit code that solicits both annual & interim material.

Corporate Office	Auditors	Transfer Agent
Hydrogenics Corporation	PricewaterhouseCoopers LLP	CIBC Melon trust Company
5985 McLaughlin Road	Suite 3000, Box 82	320 Bay Street, Box 1
Mississauga, Ontario	Royal Trust Tower, TD Center	Toronto, Ontario
Canada, L5R 1B8	Toronto, Ontario	Canada M5H 4A6
Tel: (905) 361-3660	Canada M5K 1G8
Fax: (905) 361-3626		Stock Exchange Listing
www.hydrogenics.com		NASDAQ Global Market
Symbol: HYGS
Toronto Stock Exchange
Symbol: HYG

The Annual and Special Meeting of Shareholders will be held on May 12th, 2010 at 1.00 p.m. at Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, Canada.

Corporate Office
Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
Canada, L5R 1B8
Tel: (905) 361-3660
Fax: (905) 361-3626
www.hydrogenics.com